Exhibit 99.1

AMENDED AND RESTATED

MERGER AND SHARE EXCHANGE AGREEMENT

dated

August 13, 2013

by and among

BGS Acquisition Corp., a British Virgin Islands business company with limited liability,

as the Parent,

BGS Acquisition Subsidiary, Inc., a Delaware corporation,

as the Purchaser,

BGS Merger Subsidiary, Inc., a Delaware corporation,

as Merger Sub

TransnetYX Holding Corp., a Delaware corporation,

as the Target,

Black Diamond Holdings LLC, a Colorado limited liability company,

as the Company, and

Black Diamond Financial Group, LLC, a Delaware limited liability company,

as the Manager of the Company

i

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		Page
16.10	Set Off	61
16.11	Severability	61
16.12	Construction of Certain Terms and References; Captions	61
16.13	Further Assurances	62
16.14	Third Party Beneficiaries	62
16.15	Waiver	62

AMENDED AND RESTATED MERGER AND SHARE EXCHANGE AGREEMENT

This AMENDED AND RESTATED MERGER AND SHARE EXCHANGE AGREEMENT (the “Agreement”), dated as of August 13, 2013 (the “Signing Date”), by and among BGS Acquisition Corp., a British Virgin Islands business company with limited liability (the “Parent”), BGS Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), BGS Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Merger Sub”), Black Diamond Holdings LLC, a Colorado limited liability company (the “Company”), Black Diamond Financial Group, LLC, a Delaware limited liability company, the manager of the Company (the “Manager”), TransnetYX Holding Corp., a Delaware corporation (the “Target”).

W I T N E S S E T H :

A.
Parent, Purchaser, Company, certain members of Company and Manager entered into that certain Merger and Share Exchange Agreement dated as of June 26, 2013 and those parties now wish to amend and restate such agreement to reflect the modified structuring of the proposed transaction contemplated by that agreement, which, as now contemplated by the parties, involves the acquisition of the Target pursuant to the terms and conditions set forth in this Agreement;

B.
The Company acquires controlling interests in and actively manages small and development-stage companies and the Company currently owns and manages certain businesses as its subsidiaries, including the Target;

C.	The Target provides automated genotyping testing services for pharmaceutical and medical researchers (the “Business”);

D.
The Company owns 45.0% of the issued and outstanding Common Stock, 86.8% of the Series A Preferred Stock and 100.0% of the Series C Preferred Stock.  Post conversion of the Target Preferred Stock, the Company will own approximately 82.9% of the issued and outstanding equity in the Target;

E.	The Parties acknowledge that the Stockholders of Target will meet to approve this Agreement within thirty-five (35) calendar days of the Signing Date (“Stockholder Meeting”);

F.
Parent owns all of the issued and outstanding shares of equity securities of Purchaser, which was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the surviving corporation (the “Redomestication Merger”);

G.
Purchaser owns all of the issued and outstanding shares of equity securities of Merger Sub, which was formed for the sole purpose of the merger of Target with and into Merger Sub, in which Merger Sub will be the surviving corporation (the “Transaction Merger”); and

H.
The Redomestication Merger and the Transaction Merger are part of the same integrated transaction, with the Redomestication Merger occurring immediately prior to the Transaction Merger (the Redomestication Merger and the Transaction Merger are collectively referred to herein as the “Transactions”).

 The parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1           “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2           “Additional Agreements” mean the Lock-Up Agreement, Confidentiality and Non-Solicitation Agreements and Registration Rights Agreement.

1.3           “Additional Parent SEC Documents” is defined in Section 8.11.

1.4           “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.  For avoidance of any doubt, (a) with respect to all periods prior to the Closing, the Company is an Affiliate of each of the Target Companies, and (ii) with respect to all periods subsequent to the Closing, each of Company and Purchaser is an Affiliate of each of the Target Companies.

1.5           “Agreement” is defined in the Preamble.

1.6           “Arbitrator” is defined in Section 14.1(a).

1.7           “Audited Annual Financial Statements” is defined in Section 4.12(a).

1.8           “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

1.9           “Available Cash” is defined in Section 3.7(a)(i).

1.10           “Available Cash Amount” is defined in Section 3.7(b).

1.11           “Balance Sheet Date” is defined in Section 4.12(a).

1.12           “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.13           “Business” is defined in the Recitals.

1.14           “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York are authorized to close for business.

1.15           “BVI Law” is defined in Section 2.1.

1.16           “Calamos Convertible Instrument” means the Conversion Rights Letter from TransnetYX Holding Corp. to Bill Takahashi of Calamos Family Partners, Inc., dated May 27, 2011 pursuant to which the Target, in consideration for executing a subordination agreement for the Landmark Equipment Loan, extended conversion rights for the $100,000 demand note dated May 31, 2005 and the $200,000 demand note dated June 14, 2005 that are held by John P. Calamos Sr. into equity of the Target.

1.17           “Cash Finance Fee” is defined in Section 3.7(f).

1.18           “Cash Minimum” is defined in Section 3.7(c).

1.19           “Certificate” is defined in Section 12.2(n).

1.20           “Closing” is defined in Section 3.17.

1.21           “Closing Date” is defined in Section 3.17.

1.22           “COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code.

1.23           “Code” means the Internal Revenue Code of 1986, as amended.

1.24           “Commercial Software” means any and all shrink-wrap licenses and other licenses for packaged software generally available to the public and licensed to one or more of the Target Companies pursuant to an unnegotiated, non-exclusive end-user license.

1.25           “Common Stock Notice” is defined in Section 3.7(e).

1.26           “Company” is defined in the Preamble.

1.27           “Confidentiality and Non-Solicitation Agreements” is defined in Section 9.9.

1.28           “Contracts” means all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which any of the Target Companies is a party or by which any of their respective assets are bound, including any entered into by the Target Companies in compliance with Section 8.1 after the Signing Date and prior to the Closing, and all rights and benefits thereunder, including all rights and benefits thereunder with respect to all cash and other property of third parties under any of the Target Companies’ dominion or control.

1.29           “Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.  “Controlled”, “Controlling” and “under common Control with” have correlative meanings.  Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 10% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 10% or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner ) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

1.30           “Deferred Corporate Finance Fee” means the cash fee in an amount equal to $800,000 held in the Trust Account, to which C&Co/PrinceRidge LLC is entitled upon Closing.

1.31           “Delaware Law” is defined in Section 2.1.

1.32           “Dissenting Shares” is defined in Section 2.6(a)(ii).

1.33           “Dissenting Stockholders” is defined in Section 2.6(a)(ii).

1.34           “Earn-Out Securities” is defined in Section 3.8.  The Earn-Out Securities shall be fully paid and nonassessable shares of Purchaser Common Stock that are subject to vesting based on Purchaser’s gross revenue for the fiscal year-ended December 31, 2015 as provided in Schedule II.

1.35           “Environmental Laws” shall mean all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.36           “Equity Participations” means any (a) share, quota, security, participation right and any other present or future right entitling the holder, absolutely or contingently (through the exercise of any subscription, conversion, exchange, option or similar right), to participate in the revenues, dividends or equity appreciation of another Person, including capital stock, membership interests, units, performance units, options, restricted stock, warrants, company appreciation rights, interests in “phantom” stock plans, restricted or contingent stock or profits interests, voting securities, stock appreciation rights or equivalents, stock loan purchase plans, convertible debentures or stock bonus plans and (b) commitments to issue any of the foregoing.

1.37           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

1.38           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.39           “Excluded Persons” is defined in Section 9.4.

1.40           “Existing Employment Agreement” is defined in Section 4.26(a).

1.41           “Finance Fees” is defined in Section 3.7(f).

1.42           “Financial Statements” is defined in Section 4.12(b).

1.43           “Governmental Authority” shall mean any United States or foreign governmental authority, including any supranational, national, federal, territorial, state, commonwealth, province, territory, county, municipality, district, and local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority.

1.44           “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.45           “Hazardous Materials Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.46           “Health and Safety Liabilities” means, collectively, any Liabilities arising from or under any Occupational Safety and Health Law.

1.47           “HIPAA” is defined in Section 4.41.

1.48           “Hurdle” means the per share closing price of Parent Ordinary Shares or Purchaser Ordinary Shares at which the Parent Promote or Purchaser Promote, respectively, vest based on any 20 trading days within a 30 trading day period following the consummation of the Transaction.

1.49           “IPO” means the initial public offering of Parent pursuant to a prospectus dated March 20, 2012.

1.50           “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.51           “Indemnification Notice” is defined in Section 13.3(a).

1.52           “Indemnified Party” is defined in Section 13.3.

1.53           “Indemnifying Parties” is defined in Section 13.3(a).

1.54           “Indemnity Cap” is defined in Section 13.1.

1.55           “Intellectual Property Licenses” is defined in Section 4.21(c).

1.56           “Intellectual Property Right” means the intellectual property, confidential information, and proprietary information, owned, licensed, used or held for use by a Person, including, but not limited to (a) any and all trademarks (whether registered or not), logos, logotypes, service marks, and/or trade dress, including, but not limited to, any and all common law and statutory rights therein and therefor, and further including any and all registrations thereof and applications for registration therefor, and all goodwill of the business associated therewith; (b) any and all corporate names, Internet domain names, Twitter handles and/or other digital identifiers, and/or trade names, including, but not limited to, any and all common law and statutory rights therein and therefor, and further including any and all registrations thereof and applications for registration therefor; (c) any and all know-how, trade secrets, confidential business information, and other proprietary information, including without limitation, lists of customers and suppliers and potential customers and suppliers, pricing and cost information, business and marketing plans and proposals, processes, techniques, designs, research and development information, technical information, specifications, discoveries, notes, reports, drawings, works, devices, makes, models, works-in-progress, and creations, and any and all work product therefor, including, but not limited to, any and all common law and statutory rights therein and therefor; (d) any and all patents and patent applications (including all reissuances, continuations, continuations-in-part, divisions, revisions, renewals, extensions and re-examinations thereof) and patent disclosures, improvements and inventions (whether or not patentable and whether or not reduced to practice); (e) any and all copyrights (whether published or unpublished), including all modifications, derivations, and derivative works, including, but not limited to, any and all common law and statutory rights therein and therefor, and further including any and all copyright registrations thereof and applications for registration of copyright therefor; (f) any and all computer programs, including operating systems, applications, routines, interface and algorithms, whether in source code or object code; (g) databases and all information contained therein; (h) all licenses to use or practice the intellectual property of any third party (i) all other intellectual property and proprietary rights relating to any of the foregoing, and (j) all right to any causes of action, damages and remedies related to any of the foregoing.

1.57           “Interim Balance Sheet” is defined in Section 4.12(a).

1.58           “Interim Balance Sheet Date” shall mean March 31, 2013.

1.59           “Interim Financial Statements” is defined in Section 4.12(a).

1.60           “Inventory” is defined in the UCC.

1.61           “Key Personnel” means the employees of the Target Companies listed on Schedule 9.9.

1.62           “Labor Agreements” is defined in Section 4.26(a).

1.63           “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

1.64           “Leased Real Properties” is defined in Section 4.29(b).

1.65           “Leases” is defined in Section 4.29(b).

1.66           “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.67           “Lock-Up Agreement” is defined in Section 3.6(d).

1.68           “Lock-Up Securities” is defined in Section 3.6(d).

1.69           “Loss(es)” is defined in Section 13.1.

1.70           “Manager” is defined in the Preamble.

1.71           “Material Adverse Effect” or “Material Adverse Change” means a material adverse change or a material adverse effect, individually or in the aggregate, on the condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Businesses, taken as a whole, whether or not arising from transactions in the ordinary course of business.

1.72           “Material Contracts” means the contracts, agreements and understanding listed on Schedule 4.17(a).

1.73           “Maximum Cash Payment” is defined in Section 3.6(b).

1.74           “Maximum Common Stock Consideration” is defined in Section 3.6(b).

1.75           “Minimum Cash Payment” is defined in Section 3.6(b).

1.76           “Minimum Common Stock Consideration” is defined in Section 3.6(b).

1.77           “Money Laundering Laws” is defined in Section 4.38.

1.78           “Occupational Safety and Health Law” - any Law or other legal requirement or governmental program designed to provide safe and healthful working conditions, and to reduce occupational safety and health hazards.

1.79           “Offering Shares” is defined in Section 9.6(c).

1.80           “OFAC” is defined in Section 4.39.

1.81           “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.82           “Outside Closing Date” is defined in Section 15.1.

1.83           “Outstanding Permits” is defined in Section 9.10.

1.84           “Parent” is defined in the Preamble.

1.85           “Parent Ordinary Shares” means the ordinary shares, no par value per share, of Parent.

1.86           “Parent Preferred Shares” means the preferred shares, no par value per share, of Parent.

1.87           “Parent Promote” means Parent Ordinary Shares that are subject to vesting based on a closing price Hurdle of Parent Ordinary Shares for any 20 trading days within a 30 trading day period following the consummation of an initial business combination (i.e., the Transaction).

1.88           “Parent SEC Documents” is defined in Section 8.11.

1.89           “Parent Securities” means the Parent Ordinary Shares, Parent Preferred Shares, Parent Warrants, Parent Sponsor/Underwriter Warrants and the Parent UPOs, collectively.

1.90           “Parent Sponsor/Underwriter Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share at a purchase price of $10.00 per share.

1.91           “Parent UPO” means the unit purchase options to purchase up to 340,000 units at a price of $15.00 per unit, with each such unit consisting of one (1) Parent Ordinary Share and one (1) warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share, with an exercise price of $10.00 per share.  The Parent UPOs will expire on March 20, 2017.

1.92           “Parent Warrant” means one whole warrant entitling the holder thereof to purchase one (1) Parent Ordinary Share at a price of $10.00.

1.93           “Payment Securities” is defined in Section 3.6(b).

1.94           “PBGC” is defined in Section 4.28(b).

1.95           “Permits” is defined in Section 4.19.

1.96           “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Purchaser; and (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Target Companies so encumbered, either individually or in the aggregate, (C) not resulting from a breach, default or violation by any of the Target Companies of any Contract or Law, and (D) the Liens set forth on Schedule 4.15(c).

1.97           “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.98           “Plan” is defined in Section 4.28(a).

1.99           “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.100           “Pro Rata Calculation” is defined in Section 3.6(b).

1.101           “Prospectus” is defined in Section 16.15.

1.102           “Purchaser” is defined in the Preamble.

1.103           “Purchaser Charter Documents” is defined in Section 2.4.

1.104           “Purchaser Common Stock” means the common stock of Purchaser.

1.105           “Purchaser Indemnitees” is defined in Section 13.1.

1.106           “Purchaser Preferred Stock” means the preferred stock of Purchaser.

1.107           “Purchaser Promote” means Purchaser Common Stock that is subject to vesting based on a closing price Hurdle of Purchaser Common Stock for any 20 trading days within a 30 trading day period following the consummation of the Transaction.

1.108           “Purchaser Securities” means the Purchaser Common Stock, Purchaser Preferred Stock, Purchaser Warrants and Purchaser UPOs, collectively.

1.109           “Parent Unit” means the units issued in the IPO consisting of one Parent Ordinary Share and one Parent Warrant.

1.110           “Purchaser UPOs” means a unit purchase options to purchase up to 340,000 units at a price of $15.00 per unit, with each such unit consisting of one (1) share of Purchaser Common Stock and one (1) warrant entitling the holder thereof to purchase one (1) share of Purchaser Common Stock with an exercise price of $10.00 per share.  The Purchaser UPOs will expire on March 20, 2017.

1.111           “Purchaser Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Purchaser Common Stock at a price of $10.00.  Each Purchaser Warrant will be exercisable at Closing and will expire at 5:00 p.m., New York time, five (5) years after the completion of the Transaction, or earlier upon redemption or liquidation.

1.112           “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.113           “Redomestication Effective Time” is defined in Section 2.2.

1.114           “Redomestication Merger” is defined in the Recitals.

1.115           “Redomestication Surviving Corporation” is defined in Section 2.1.

1.116           “Registered Intellectual Property” is defined in Section 4.21(a).

1.117           “Registration Rights Agreement” means a registration rights agreement effective as of the Closing Date by and among the Purchaser and the Target Stockholders to register the Earn-Out Securities.

1.118           “Registration Statement” is defined in Section 11.5.

1.119           “Representing Parties” is defined in Article IV.

1.120           “Restrictive Covenants” is defined in Section 10.2.

1.121           “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.122           “SEC” means the Securities and Exchange Commission.

1.123           “Securities Act” means the Securities Act of 1933, as amended.

1.124           “Series A Preferred Stock” is defined in Section 4.5(a).

1.125           “Series B Preferred Stock” is defined in Section 4.5(a).

1.126           “Series C Preferred Stock” is defined in Section 4.5(a).

1.127           “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

1.128           “Signing Date” is defined in the Preamble.

1.129           “Six Month Interim Financial Statements” is defined in Section 4.12(a).

1.130           “Stock Finance Fees” is defined in Section 3.7(f).

1.131           “Subsidiary” means each entity of which at least sixty percent (60%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Target.

1.132           “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Target or any of its Subsidiaries and other tangible property, including the items listed on Schedule 4.15(b).

1.133           “Target” is defined in Preamble.

1.134           “Target Common Stock” is defined in Section 4.5(a).

1.135           “Target Companies” means, collectively, the Target and its Subsidiaries.

1.136           “Target Indemnitees” is defined in Section 13.2.

1.137           “Target Options” mean options (including commitments to grant options) to purchase shares of Target Common Stock issued pursuant to the Target Stock Plan or any other Benefit Plan.

1.138           “Target Organizational Documents” is defined in Section 4.6

1.139           “Target Preferred Stock” is defined in Section 4.5(a).

1.140           “Target Stock” is defined in Section 4.5(a).

1.141           “Target Stock Exchange” is defined in Section 3.6(a).

1.142           “Target Stock Plan” means the TransnetYX Holding Corp. 2010 Incentive Plan.

1.143           “Target Stockholders” means all of the stockholders of Target as set forth on Schedule I, unless such stockholder of Target exercises its appraisal and dissenters rights pursuant to Sections 3.15 and 3.16 of this Agreement.

1.144           “Target Warrants” means those warrants entitling the holders thereof to purchase Target Common Stock, including those warrants that were issued in connection with the Calamos Convertible Instrument.

1.145           “Tax(es)” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, Lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to Employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

1.146           “Taxing Authority” means any Governmental Authority to which Taxes are payable and to which any Tax Return is to be made.

1.147           “Tax Regulations” means the law of taxation or customs as well as any regulations, decrees, decisions, circulars or other texts on the application or interpretation of the said law applicable in any country whatsoever as well as any international treaty (including any derived law of such treaty).

1.148           “Tax Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

1.149           “Tender Offer” is defined in Section 9.6(c).

1.150           “Third-Party Claim” is defined in Section 13.3(a).

1.151           “Third Party Consent” is defined in Section 4.11.

1.152           “Third Party Licenses” is defined in Section 4.21(c).

1.153           “Transactions” is defined in the Recitals.

1.154           “Transaction Expenses” means the actual expenses of the parties hereto incurred in connection with the Transaction including but not limited to the fees owed to attorneys, accountants, printers, agents and other representatives, excluding the Transaction Fee and the Deferred Corporate Finance Fee.

1.155           “Transaction Fee” means the cash fee in an amount equal to two percent (2%) of the Transaction Merger Consideration, not to exceed $1,500,000, to which C&Co/PrinceRidge LLC is entitled upon Closing pursuant to the Engagement and Fee Letter by and between Parent and C&Co/PrinceRidge LLC dated August 16, 2012.

1.156           “Transaction Merger” is defined in the Recitals.

1.157           “Transaction Merger Consideration” is defined in Section 3.6(b).

1.158           “Transaction Merger Effective Time” is defined in Section 3.2.

1.159           “Transaction Surviving Corporation” is defined in Section 3.1.

1.160           “Trust Account” is defined in Section 8.8.

1.161           “Trust Agreement” is defined in Section 8.8.

1.162           “Trust Amount” is defined in Section 8.8.

1.163           “Trustee” is defined in Section 8.8.

1.164           “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.165            “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

ARTICLE II
REDOMESTICATION MERGER

2.1                 Redomestication Merger.  At the Redomestication Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the BVI Business Companies Act, 2004 (“BVI Law”) and the Delaware General Corporation Law (“Delaware Law”), respectively, Parent shall be merged with and into Purchaser, following which the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Redomestication Merger is hereinafter sometimes referred to as the “Redomestication Surviving Corporation.”

2.2                 Redomestication Effective Time.  The parties hereto shall cause the Redomestication Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, and the Plan of Merger (and other documents required by BVI Law) with the Registry of Corporate Affairs in the British Virgin Islands, in accordance with the relevant provisions of the BVI Law (the time of such filings, or such later time as specified in the Certificate of Merger and the Plan of Merger, being the “Redomestication Effective Time”).

2.3                 Effect of the Redomestication Merger.  At the Redomestication Effective Time, the effect of the Redomestication Merger shall be as provided in this Agreement, the Certificate of Merger, the Plan of Merger and the applicable provisions of Delaware Law and BVI Law. Without limiting the generality of the foregoing, and subject thereto, at the Redomestication Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Parent and Purchaser shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Redomestication Surviving Corporation, which shall include the assumption by the Redomestication Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Closing.

2.4                 Memorandum and Articles of Association.  At the Redomestication Effective Time, the Amended and Restated Memorandum and Articles of Association of the Parent, as in effect immediately prior to the Effective Time, shall cease and the Certificate of Incorporation and By-Laws of Purchaser (the “Purchaser Charter Documents”), as in effect immediately prior to the Redomestication Effective Time, shall be the Charter Documents of the Redomestication Surviving Corporation.

2.5                 Directors and Officers of the Surviving Corporation.  Immediately after the Redomestication Effective Time and prior to the Closing of the Transaction, the board of directors of the Redomestication Surviving Corporation shall be the board of directors of the Parent immediately prior to the Redomestication Merger.

2.6                 Effect on Issued Securities of Parent.

(a)           Conversion of Parent Ordinary Shares.

(i)           At the Redomestication Effective Time, every issued and outstanding Parent Unit shall be automatically detached and the holder thereof shall be deemed to hold one Parent Ordinary Share and one Parent Warrant.  At the Redomestication Effective Time, every issued and outstanding Parent Ordinary Share (other than those described in Section 2.6(f) below) shall be converted automatically into one share of Purchaser Common Stock, following which, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be canceled and so shall cease to exist. The holders of certificates previously evidencing Parent Ordinary Shares outstanding immediately prior to the Redomestication Effective Time shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law.  Each certificate previously evidencing Parent Ordinary Shares shall be exchanged for a certificate representing the same number of Purchaser Common Stock upon the surrender of such certificate in accordance with Section 2.7.

(ii)           Each certificate formerly representing Parent Ordinary Shares (other those described in Section 2.6(f) below) shall thereafter represent only the right to receive the same number of shares of Purchaser Common Stock.  Each certificate formerly representing Parent Ordinary Shares (“Dissenting Shares”) owned by holders of Parent Ordinary Shares who have validly elected to dissent from the Redomestication Merger pursuant to Section 179(5) of the BVI Law (“Dissenting Shareholders”) shall thereafter represent only the right to receive fair value for their Parent Ordinary Shares.

(b)           Parent Warrants.  At the Redomestication Effective Time, the four million (4,000,000) Parent Warrants shall be converted into four million (4,000,000) Purchaser Warrants.  At the Redomestication Effective Time, the Parent Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.  Each of the Purchaser Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Parent Warrants.  At or prior to the Redomestication Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser Warrants remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Purchaser Warrants.

(c)           Parent Promote.  At the Redomestication Effective Time, all 1,333,333 shares of Parent Promote shall be cancelled and converted automatically into 666,667 shares of Purchaser Promote, 166,667 of which shall have a Hurdle of $12.00 per share, 166,667 of which shall have a Hurdle of $13.50 per share, 166,667 of which shall have a Hurdle of $15.00 per share, and 166,666 of which shall have a Hurdle of $17.00 per share.  Any shares of Parent Promote that do not vest within the applicable vesting period shall be cancelled and retired and shall cease to exist.  At the Redomestication Effective Time, all shares of Parent Promote shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing shares of Parent Promote outstanding immediately prior to the Redomestication Effective Time shall cease to have any rights with respect to such shares of Parent Promote, except as provided herein or by Law.

(d)           Parent Sponsor/Underwriter Warrants.  At the Redomestication Effective Time, every issued and outstanding Parent Sponsor/Underwriter Warrant shall be converted into one-twentieth (1/20) of a share of Purchaser Promote, one-half (1/2) of which will have a Hurdle of $12.00 per share and one-half (1/2) of which will have a Hurdle of $13.50 per share.  At the Redomestication Effective Time, all Parent Sponsor/Underwriter Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing Parent Sponsor/Underwriter Warrants outstanding immediately prior to the Redomestication Effective Time shall cease to have any rights with respect to such Parent Sponsor/Underwriter Warrants, except as provided herein or by Law.

(e)           Parent UPOs.  At the Redomestication Effective Time, the Parent UPOs shall be converted into the Purchaser UPOs.  At the Redomestication Effective Time, the Parent UPOs shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.  The Purchaser UPOs shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent UPOs.  At or prior to the Redomestication Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser UPOs remain outstanding, a sufficient number of shares of Purchaser Common Stock for delivery upon the exercise of such Purchaser UPOs.

(f)           Cancellation of Parent Ordinary Shares Owned by Parent.  At the Redomestication Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any Parent Ordinary Shares owned by any direct or indirect wholly owned subsidiary of the Parent immediately prior to the Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(g)           Transfers of Ownership.  If any certificate for securities of the Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

(h)           No Liability.  Notwithstanding anything to the contrary in this Section 2.6, none of the Redomestication Surviving Corporation, Purchaser or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7                 Surrender of Certificates.  All securities issued upon the surrender of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8                 Lost Stolen or Destroyed Certificates.  In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 2.7; provided, however, that the Redomestication Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Redomestication Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed

2.9                 Section 368 Reorganization.  For U.S. federal income tax purposes, the Redomestication Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization.  Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Redomestication Merger is determined not to qualify as a reorganization under Section 368 of the Code.

2.10                 Taking of Necessary Action; Further Action.  If, at any time after the Redomestication Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Redomestication Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.11                 Agreement of Fair Value.  Parent and Purchaser respectively agree that they consider the consideration payable for the Parent Ordinary Shares represent the fair value of such Parent Ordinary Shares.

ARTICLE III
TRANSACTION MERGER

3.1                 Transaction Merger.  At the Transaction Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of Delaware Law, Target shall be merged with and into Merger Sub, following which the separate corporate existence of Target shall cease and Merger Sub shall continue as the surviving corporation.  Merger Sub, as the surviving corporation after the Transaction Merger, is hereinafter sometimes referred to as the “Transaction Surviving Corporation.”

3.2                 Transaction Merger Effective Time.  The parties hereto shall cause the Transaction Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, (the time of such filing, or such later time as specified in the Certificate of Merger, being the “Transaction Merger Effective Time”).

3.3                 Effect of the Transaction Merger.  At the Transaction Merger Effective Time, the effect of the Transaction Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Transaction Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Purchaser and Target shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Transaction Merger Surviving Corporation, which shall include the assumption by the Transaction Merger Surviving Corporation of any and all agreements, covenants, duties and obligations of the Purchaser set forth in this Agreement to be performed after the Closing.

3.4                 Certificate of Incorporation.  At the Transaction Merger Effective Time, the First Amended and Restated Certificate of Incorporation of the Target, as in effect immediately prior to the Transaction Merger Effective Time, shall cease and the Certificate of Incorporation and By-Laws of Merger Sub (the “Merger Sub Charter Documents”), as in effect immediately prior to the Transaction Merger Effective Time, shall be the charter documents of the Transaction Surviving Corporation.

3.5                 Directors and Officers of the Transaction Merger Surviving Corporation.  Immediately after the Transaction Merger Effective Time and prior to the Closing of the Transaction, the board of directors of the Transaction Surviving Corporation shall be the board of directors of the Merger Sub immediately prior to the Transaction Merger.

3.6                 Stock Exchanges.

(a)           Target Stock Exchange and Option Exercise.  On or prior to the Closing Date, such that the following exchange is effective no later than immediately following the completion of the Redomestication Merger: (i) subject to Section 3.15 and 3.16, Target Stockholders shall exchange (A) an aggregate of 2,500,000 shares of Series A Preferred Stock, representing all of the shares of Series A Preferred Stock of the Target, (B) an aggregate of 330,263 shares of Series B Preferred Stock, representing all of the shares of Series B Preferred Stock of the Target, (C) an aggregate of 11,693,738 shares of Series C Preferred Stock, representing all of the shares of Series C Preferred Stock of the Target (which, collectively with the Series A Preferred Stock and Series B Preferred Stock, represents 100% of the Target Preferred Stock) and (D) all accrued but unpaid dividends on the Target Preferred Stock as of the Closing Date, for shares of Target Common Stock, which are included in the calculated number of shares of Target Common Stock on Schedule I, and (ii) the holders of Target Options and Target Warrants shall have either exercised all or any part of their Target Options and/or Target Warrants for Target Common Stock, exchanged their Target Options and/or Target Warrants for Target Common Stock in a cashless exercise, or executed an agreement forfeiting all or any part of their Target Options and/or Target Warrants, provided, however, that every Target Option and every Target Warrant shall have been cancelled prior to the Transaction Merger (collectively, the “Target Stock Exchange”).  The Target Warrants, the Target Options and the Target Preferred Stock collectively represent all of the Target Securities with conversion rights and are included in the calculated number of shares of Target Common Stock on Schedule I.

(b)           Transaction Merger Stock Exchange.  On the Closing Date immediately after the later of the Redomestication Merger and the Target Stock Exchange, in exchange for all of the issued and outstanding shares of Target Common Stock, Purchaser shall, subject to the Cash Minimum pursuant to Section 3.7(a), the delivery of a Common Stock Notice pursuant to Section 3.7(b) and appraisal rights pursuant to Sections 3.14 and 3.15: (i) issue an aggregate number of fully paid and nonassessable shares of Purchaser Common Stock to the Target Stockholders (the “Payment Securities”) equal to no less than Eight Million (8,000,000) (the “Minimum Common Stock Consideration”) and no more than Nine Million One Hundred Thousand (9,100,000) (the “Maximum Common Stock Consideration”) shares of Purchaser Common Stock, and (ii) an aggregate amount in cash to the Target Stockholders (the “Cash Payment”) equal to no less than Four Million Dollars ($4,000,000) (the “Minimum Cash Payment”), and no more than Fifteen Million Dollars ($15,000,000) (the “Maximum Cash Payment”), in each instance in accordance with the percentage interest equal to the total number of shares of Target Common Stock held by a Target Stockholder following the Target Stock Exchange divided by the total number of shares of Target Common Stock outstanding following the Target Stock Exchange (the “Pro Rata Calculation”), the anticipated amounts of which are set forth on Schedule I.  The Payment Securities, Cash Payment and Earn-Out Securities are collectively referred to herein as the “Transaction Merger Consideration.”

(c)           Issuance of Payment Securities.  The Payment Securities, once finally determined, will be issued to the Target Stockholders in accordance with the Pro Rata Calculation upon consummation of the Transaction Merger through the delivery, within five (5) Business Days of the Closing, of duly executed stock certificates by the Purchaser’s transfer agent, provided, however, that if the transfer agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, Purchaser shall use commercially reasonable efforts to cause the transfer agent to, in lieu of delivering certificates representing the Payment Securities, electronically transfer the Payment Securities within three (3) Business Days of the Closing by crediting the account of the prime broker of each Target Stockholder or its designee with DTC through its Deposit/Withdrawal A+ Custodian system (the “DWAC System”).  Target Stockholders shall complete any all forms and other documentation requested by the transfer agent as expeditiously as possible and understands that shares of Purchaser Common Stock may not be able to be issued through the DWAC System if a Target Stockholder does not complete such forms and other documentation.

(d)           Lock-Up Agreements.  The Company shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) with Purchaser, effective as of the Closing Date, whereby the Company will agree to certain restrictions on the sale or disposition of Two Million (2,000,000) shares of the Payment Securities (“Lock-Up Securities”) for a term not to exceed December 31, 2020 and as provided for in the Lock-Up Agreement.

3.7                 Determination of Cash Payment and Payment Securities.

(a)           The exact Cash Payment to the Target Stockholders shall be determined by:

(i)           the amount of cash available to Purchaser following the Transaction Merger (the “Available Cash”), less

(ii)           the Cash Minimum, less

(iii)           the applicable Cash Finance Fees payable pursuant to Section 3.6(f), and

(iv)           taking into consideration any Common Stock Notice delivered by the Company immediately prior to the Closing.

(b)           The Available Cash must meet or exceed Ten Million Dollars ($10,000,000) (the “Available Cash Minimum”), provided, however, that if the Available Cash is within Two Hundred Thousand Dollars ($200,000) of the Available Cash Minimum, the Company shall have the sole discretion to waive the Available Cash Minimum as a condition to Closing.

(c)           Purchaser must contribute at least Six Million Dollars ($6,000,000) (the “Cash Minimum”) to the Merger Sub at Closing, less the amount of the unpaid Transaction Expenses at Closing.

(d)           Available Cash shall first be used to pay the Cash Minimum, the Minimum Cash Payment, and the Cash Finance Fees, if any.

(e)           Taking into account the cash remaining in Purchaser after the adjustments in Section 3.7(a)(ii) and (iii), at the sole discretion of the Company (as authorized by the Target Stockholders pursuant to the Stockholder Meeting), the Company may, on behalf of the Target Stockholders, at least three (3) Business Days prior to the Closing Date, elect to have the Target Stockholders receive, to the extent the Available Cash exceeds the Maximum Cash Amount, such excess in cash rather than additional shares of Purchaser Common Stock that offsets the Cash Minimum at an exchange rate of ten dollars ($10.00) per share, by submitting a notice in writing to Purchaser including the exact calculation of such election (the “Common Stock Notice”), provided however, that no fractional shares will be issued as a result of any such Common Stock Notice and, therefore, any such Common Stock Notice shall be valid only with respect to increments of ten dollars ($10.00) of Cash Payment in exchange for additional Payment Securities.

(f)           The Transaction Fee and the Deferred Corporate Finance Fee (together, the “Finance Fees”) shall be paid in cash (the “Cash Finance Fees”) and/or in shares of Purchaser Common Stock at an exchange rate of ten dollars ($10.00) per share (the “Stock Finance Fees”) as follows:

(i)           In the event the Available Cash is less than Fifteen Million Eight Hundred Thousand Dollars ($15,800,000), the Finance Fees shall be paid entirely as Stock Finance Fees.

(ii)           In the event the Available Cash is Fifteen Million Eight Hundred Thousand Dollars ($15,800,000) or more, but less than Eighteen Million Dollars ($18,000,000), the Deferred Corporate Finance shall be paid as a Cash Finance Fee and the Transaction Fee shall be paid as a Stock Finance Fee.

(iii)           In the event the Available Cash is Eighteen Million Dollars ($18,000,000) or more, but less than Twenty Million ($20,000,000), the Deferred Corporate Finance shall be paid as a Cash Finance Fee, one half (1/2) of the Transaction Fee shall be paid as Cash Finance Fees, and one half (1/2) of the Transaction Fee shall be paid as Stock Finance Fees.

(iv)           In the event the Available Cash is Twenty Million Dollars ($20,000,000) or more, the Finance Fees shall be paid as Cash Finance Fees.

The Stock Finance Fees, once finally determined, will be issued upon consummation of the Transaction Merger through the delivery, within five (5) Business Days of the Closing, of duly executed stock certificates by the Purchaser’s transfer agent, provided, however, that if the transfer agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, Purchaser shall use commercially reasonable efforts to cause the transfer agent to, in lieu of delivering certificates representing the Payment Securities, electronically transfer the Payment Securities within three (3) Business Days of the Closing by crediting the account of the applicable prime broker or its designee with DTC through the DWAC System.  The recipients of the Finance Fees will be required to complete any all forms and other documentation requested by the transfer agent as expeditiously as possible and will be instructed that shares of Purchaser Common Stock may not be able to be issued through the DWAC System if such forms and other documentation are not completed. The final aggregate amount of the Cash Finance Fees shall be paid by Purchaser by wire transfer of immediately available funds pursuant to written wire transfer instructions delivered to Purchaser at least ten (10) Business Days prior to the Closing Date.

(g)           The final aggregate amount of the Cash Payment shall be paid by Purchaser to the Target Stockholders in accordance with the Pro Rata Calculation in cash by wire transfer of immediately available funds pursuant to written wire transfer instructions delivered by Target to Purchaser at least ten (10) Business Days prior to the Closing Date.  In no event shall the value of the Cash Payments to the Target Stockholders (whether paid in cash or in Purchaser Common Stock pursuant to a Common Stock Notice) exceed the Maximum Cash Payment amount.

3.8                   Earn-Out Securities.  Following consummation of the Transaction, the Target Stockholders, in accordance with the Pro Rata Calculation, shall be entitled to receive additional shares of Purchaser Common Stock (“Earn-Out Securities”), as set forth in Schedule II, based on Transaction Surviving Corporation’s gross revenue for the fiscal year ended December 31, 2015.  Within ninety (90) days after December 31, 2015, Purchaser shall finalize its audited consolidated financial statements for the fiscal year ended December 31, 2015 and calculate the Transaction Surviving Corporation’s gross revenues for fiscal year 2015.  Purchaser shall issue to the Target Stockholders, in accordance with the Pro Rata Calculation, the aggregate number of Earn-Out Securities determined in accordance with Schedule II through the delivery, within five (5) Business Days following the audited financials for fiscal year ended December 31, 2015 being certified as final by Purchaser’s independent auditor, of duly executed stock certificates by the Purchaser’s transfer agent, provided, however, that if the transfer agent is participating in DTC Fast Automated Securities Transfer Program, Purchaser shall use commercially reasonable efforts to cause the transfer agent to, in lieu of delivering certificates representing the Earn-Out Securities, electronically transfer the Earn-Out Securities within three (3) Business Days by crediting the account of the prime broker of each Target Stockholder or its designee with DTC through its DWAC System.

3.9                   Cancellation of Target Equity Owned by Target.  At the Transaction Merger Effective Time, if there are any Target Securities that are owned by Target as treasury shares or any Target equity owned by any direct or indirect wholly owned subsidiary of the Target immediately prior to the Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

3.10                 Transfers of Ownership.  If any certificate for securities of the Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

3.11                 No Liability.  None of the Transaction Merger Surviving Corporation, Purchaser or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.12                 Surrender of Certificates.  All securities issued upon the surrender of Target Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Purchaser Securities shall also apply to the Purchaser Securities so issued in exchange.

3.13                 Lost Stolen or Destroyed Certificates.  In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required pursuant to Section 3.6; provided, however, that the Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Transaction Merger Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

3.14                 Taking of Necessary Action; Further Action.  If, at any time after the Transaction Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Transaction Merger Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.15                 Appraisal Rights.  Each certificate formerly representing Target Common Stock (“Dissenting Shares”) owned by the Target Stockholders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 262 of Delaware Law (“Dissenting Stockholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 3.16, unless and until such Dissenting Stockholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 262 of Delaware Law with respect to any Dissenting Shares.

3.16                 Dissenter’s Rights.  No person who has validly exercised their appraisal rights pursuant to Section 262 of Delaware Law shall be entitled to receive the Transaction Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Shareholder unless and until such Dissenting Shareholder shall have effectively withdrawn or lost their appraisal rights under Delaware Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of Delaware Law with respect to the Dissenting Shares owned by such Dissenting Shareholder. The Target shall give the Purchaser and the Company (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Target relating to any Dissenting Shareholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under Delaware Law. The Target shall not, except with the prior written consent of Purchaser and the Company, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

3.17                 Agreement of Fair Value.  Purchaser, Merger Sub, Target and the Company respectively agree that they consider the consideration payable for the Target Common Stock represent the fair value of the Target Securities.

3.18                 Section 368 Reorganization.  For U.S. federal income tax purposes, the Transaction Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (a) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (b) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (c) agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Transaction Merger is determined not to qualify as a reorganization under Section 368 of the Code.

3.19           Closing.  Subject to the satisfaction or waiver of the conditions set forth in Article X, the closing (the “Closing”) of the Transactions shall take place at the offices of Duane Morris LLP, 30 South 17th Street, Philadelphia, PA 19103, on the third Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as Purchaser, the Company and the Target may agree (the date and time at which the Closing is actually held being the “Closing Date”).  At the Closing:

(a)           Purchaser shall deliver the Consideration in accordance with Section 3.7.

(b)           The Target Stockholders shall deliver to Purchaser all equity securities in Target.

3.20           Board of Directors.  Immediately after the Closing, the Purchaser’s board of directors will consist of seven (7) directors.  The Company shall designate four (4) persons to the Purchaser’s board of directors and the Purchaser shall designate three (3) persons to the Purchaser’s board of directors.  The Purchaser and the Company will work together to assure that at least four (4) of the designated directors qualify as an independent director under the Securities Act, and the rules of any applicable securities exchange.  The parties hereto agree that the board of directors of Merger Sub, following the Transaction Merger, will be identical to that of Parent.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE TARGET, THE COMPANY AND THE MANAGER

The Target, the Company and the Manager (the “Representing Parties”), severally and not jointly, hereby represent and warrant to Purchaser that, except as set forth in the corresponding schedule in the disclosure schedules attached hereto, each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date.  For purposes of this Article IV, the phrase “to the knowledge of the Target” or any phrase of similar import shall be deemed to include the knowledge of the Company and “to the knowledge of the Company” or any phrase of similar import shall be deemed to include the knowledge of the Manager.

4.1                 Corporate Existence and Power.

(a)           The Target is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation set forth by its name on Schedule 4.1.  Each of the Target Companies has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.  Each of the Target Companies is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary.  Schedule 4.1 sets forth all jurisdictions in which each of the Target Companies is qualified or licensed to do business as a foreign corporation.  Each of the Target Companies has offices located only at the addresses set forth on Schedule 4.1.  Except as set forth on Schedule 4.1, other than the Transactions contemplated herein, none of the Target Companies has taken any action, adopted any plan, or made any agreement or commitment in respect of any merger, consolidation, sale of all or substantially all of its assets, reorganization, recapitalization, dissolution or liquidation.

(b)           The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Colorado.  The Company has all power and authority, company and otherwise, and all governmental licenses, Permits, authorizations, consents and approvals required to own and operate its properties and assets, including the Target.

4.2                 Authorization.

(a)           The execution, delivery and performance by the Target of this Agreement and the Additional Agreements and the consummation by the Target of the transactions contemplated hereby and thereby are within the corporate powers of the Target.  This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Target enforceable against the Target in accordance with their respective terms, subject to bankruptcy, insolvency and similar Laws affecting the enforceability of creditor rights generally and to general principals of equity.

(b)           The execution, delivery and performance by the Company of this Agreement and the Additional Agreements and the consummation by the Company of the transactions contemplated hereby and thereby are within the powers of the Company and have been duly authorized by all necessary action on the part of the Company.  This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency and similar Laws affecting the enforceability of creditor rights generally and to general principals of equity.

(c)           The Manager has full legal capacity, power and authority to execute and deliver this Agreement and the Additional Agreements to which such Manager is named as a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and the Additional Agreements to which the Manager is named as a party, will be at the Signing Date and the Closing, as applicable, duly executed and delivered by the Manager and this Agreement constitutes, and such Additional Agreements are, or upon their execution and delivery at Closing will be, valid and legally binding agreements of the Manager, enforceable against the Manager in accordance with their respective terms, subject to bankruptcy, insolvency and similar Laws affecting the enforceability of creditor’s rights generally and to general principals of equity.

4.3                 Governmental Authorization.  Neither the execution, delivery nor performance by any of the Representing Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority.

4.4                 Non-Contravention.  None of the execution, delivery or performance by the Target, the Company, or the Manager of this Agreement or any Additional Agreements does or will:

(a)           contravene or conflict with the organizational or constitutive documents of any of the Target Companies, the Company, or the Manager;

(b)           contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to any of the Target Companies, the Company or any other Target Stockholder, any of the Target Stock, or the Manager;

(c)           constitute a default under or breach of (with or without the giving of notice or the passage of time or both); violate; or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of any of the Target Companies;

(d)           Except as set forth on Schedule 4.4(d), require any payment or reimbursement by any of the Target Companies;

(e)           cause a loss of any material benefit relating to the business to which any of the Target Companies is entitled under any provision of any Permit or Contract (i) binding upon any of the Target Companies, or (ii) by which any of the Target Stock or any of the Target Companies’ assets is or may be bound; or

(f)           result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Target Stock or any of the Target Companies’ assets.

4.5                 Capitalization.

(a)           The Target has an authorized capitalization consisting of 55,830,263 shares.  As of the close of business on the date hereof, the Company had authorized (i) 2,500,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 2,500,000 of which are outstanding; (ii) 330,263 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), 330,263 of which are outstanding; (iii) 13,000,000 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”), 11,693,738 of which are outstanding (the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are referred to herein collectively as the “Target Preferred Stock”); and (iv) 40,000,000 shares of Common Stock (the “Target Common Stock”), of which, (A) 3,696,692 shares are outstanding, (B) 3,663,469 shares are issuable upon exercise of Target Options outstanding as of such date, (C) 21,641,867 shares are issuable upon conversion of the Target Preferred Stock and all accrued but unpaid dividends on the Target Preferred Stock, and (D) 12,819,930 shares are issuable upon exercise of Target Warrants (Target Common Stock together with the Target Preferred Stock, the “Target Stock”, and Target Stock together with the Target Options, the Target Warrants, the “Target Securities”).  Except as set forth above, the Target has no restricted shares of Target Stock or options, warrants or other rights therefor.

(b)           Schedule 4.5(b) sets forth (i) the number of shares of Target Common Stock that are issuable upon conversion of all shares of each of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, and (ii) each outstanding Target Option and Target Warrant, the number of shares of Target Common Stock subject thereto, the grant date, the expiration date, the exercise price, the vesting schedule thereof, and the name of the holder thereof.  All of the outstanding shares of Target Stock are, and all of the shares of Target Common Stock that may be issued upon conversion of the Target Preferred Stock or pursuant to outstanding Target Options and Target Warrants will, when issued be, duly authorized, validly issued, fully paid and nonassessable.  There are no accrued or unpaid dividends with respect to any issued or outstanding shares of Target Securities that will not be satisfied by the payment of the Transaction Merger Consideration hereunder.

(c)           Except for the Target Securities, there is no:

(i)           Contract with respect to the issuance, sale or transfer of Equity Participations of the Target or any of its Subsidiaries;

(ii)           Contract with respect to the voting of any capital stock of the Target or any of its Subsidiaries;

(iii)           preemptive right, right of participation, right of maintenance or any similar right with respect to the Equity Participations of the Target;

(iv)           Equity Participation of the Target that is subject to any right of first refusal or similar right; or

(v)           Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Participation of the Target.

(d)           There is no Contract requiring the Target to repurchase, redeem or otherwise acquire any Equity Participations of another Person or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.  All outstanding Equity Participations of the Target have been issued and granted in compliance with (i) all applicable Laws, (ii) the Target Organizational Documents and (iii) all requirements set forth in applicable Contracts to which the Target is a party or is otherwise bound.

(e)           The Target has not repurchased, redeemed or otherwise reacquired any of its Equity Participations and, except as set forth on Schedule 4.5(e), does not have any plans to do so.

(f)           Each Target Option award was granted under the Target Stock Plan.  All Target Options are evidenced by stock option agreements in the forms delivered or made available by the Target to Purchaser, other than differences with respect to the number of shares covered thereby, the exercise price, regular vesting schedule and expiration date applicable thereto and, except for such differences, no stock option agreement contains terms that are materially inconsistent with, or in addition to, such forms.  Each grant of Target Options was duly authorized no later than the date on which the grant of such Target Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Target (or a duly authorized committee or subcommittee thereof) and any required stockholder approval by the necessary number of votes or written consents; such grant was made in accordance with the terms of the Target Stock Plan and all other applicable Laws.  Each Target Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies.  All Target Options awards have been validly issued and properly approved by the board of directors of the Target (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Target financial statements in accordance with GAAP.  Each Target Option may, by its respective terms, be treated at the Effective Time as set forth in Section 3.6(a).

4.6                 Organizational Documents.  Copies of (a) the certificate of incorporation or formation, as applicable, of each of the Target Companies, as certified by the Secretary of State of its state of incorporation or formation, and (b) the bylaws, operating agreement or other applicable governing document, of each of the Target Companies has been delivered to Purchaser, and such copies are all true and complete copies of such instruments as amended and in effect on the Signing Date (the “Target Organizational Documents”).  None of the Target Companies is in default under or in violation of any provision of the Target Organizational Documents.  Except as may be contemplated by this Agreement, none of the Target Companies intend to amend any of the Target Organizational Documents.

4.7                 Corporate Records.  All proceedings occurring since January 1, 2009, of each of the Target Companies and all consents to actions taken thereby, are accurately reflected in the minutes and records contained in the corporate minute books of each of the Target Companies.  The securities ledgers and securities transfer books of each of the Target Companies are complete and accurate in all material respects.  The Target has made available to Purchaser true and correct copies of all of the corporate minute books, the securities ledgers and securities transfer books of each of the Target Companies.

4.8                 Affiliates.  Other than the Company and the Manager, the Target is not Controlled by any Person and, other than the Persons listed on Schedule 4.10, the Target is not in Control of any other Person.  Schedule 4.8 lists each Contract to which any of the Target Companies, on the one hand, and the Company, the Manager or any Affiliate of either of them, on the other hand, is a party.  Neither the Company nor the Manager, nor any Affiliate of either of them or of the Target (i) own, directly or indirectly, in whole or in part, any tangible or intangible property (including Intellectual Property Rights) that any of the Target Companies uses or the use of which is necessary for the conduct of the Business or the ownership or operation of any of the Target Companies’ assets, or (ii) have engaged in any transactions with any of the Target Companies.  Schedule 4.8 sets forth a complete and accurate list of the ownership interest the Manager, the Company and their respective Affiliates holds in each of the Target Companies.

4.9                 Assumed Names.  Schedule 4.9 is a complete and correct list of all assumed or “doing business as” names currently or, since January 1, 2009 used by the Target Companies, including names on any Websites.  Since January 1, 2009, the Target Companies have not used any name other than the names listed on Schedule 4.9 to conduct the Business.  The Target Companies have filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to themselves.

4.10                 Subsidiaries.

(a)           Except as set forth on Schedule 4.10, the Target does not currently own, and since the Company’s inception has not owned, directly or indirectly, securities or other ownership interests in any other entity.  Schedule 4.10 sets forth the name of each Subsidiary and the Target’s ownership interest in each Subsidiary listed therein.  Except as set forth on Schedule 4.10, the Target owns all of such interests in the Subsidiaries and is not aware of any dispute with respect to such ownership interests.  Except as set forth on Schedule 4.10, none of the Target or any of its Subsidiaries is a party to any agreement relating to the formation of any joint venture, association or other entity.

(b)           Schedule 4.10 sets forth (i) the authorized and outstanding capital stock or other security interests, as the case may be, of each Subsidiary, (ii) the type and number of securities held by the Target in each Subsidiary, and the Target’s percentage ownership of each Subsidiary.

4.11                 Consents.  Except as set forth on Schedule 4.11, no Contract (i) binding upon any of the Target Companies, the Manager, or the Company; or (ii) by which any of the Target Stockholders or any of the Target Companies’ assets are bound, requires a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby and thereby (each of the foregoing, a “Third Party Consent”).

4.12                 Financial Statements.

(a)           Schedule 4.12 attaches (i) audited consolidated financial statements of the Target and its Subsidiaries as of and for the fiscal years ended December 31, 2012, 2011 and 2010, consisting of the audited consolidated balance sheets as of such date, the audited consolidated income statements for the twelve (12) month periods ended on such date, and the audited consolidated cash flow statement for the twelve (12) month periods ended on such date (the “Audited Annual Financial Statements”), and (ii) the unaudited interim consolidated financial statements of the Target and its Subsidiaries for the six month interim period ended June 30, 2013 (the “Balance Sheet Date”), consisting of the consolidated balance sheet as of such date (the “Interim Balance Sheet”), the consolidated income statement for the six month period ended on such date, and the consolidated cash flow statement for the six month period ended on such date (the “Six MonthInterim Financial Statements” and together with the Audited Annual Financial Statements and the Interim Financial Statements, the “Financial Statements”)).

(b)           The Financial Statements are complete and accurate and fairly present, in conformity with U.S. GAAP applied on a consistent basis, the financial position of the Target and its Subsidiaries, as of the dates thereof and upon delivery of the corresponding audited financials in accordance with Section 4.12(b), and the results of operations of the Target and its Subsidiaries for the periods reflected therein subject, in the case of the Interim Financial Statements, to normal year-end adjustments.  The Financial Statements (i) were prepared from the books and records of the Target and its Subsidiaries; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Target and its Subsidiaries’ financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all liabilities for all material Taxes applicable to the Target and its Subsidiaries with respect to the periods then ended.  The Target shall, as soon as practical, but in any event within sixty (60) days of the Signing Date, deliver to Purchaser complete and accurate copies of all “management letters” received by it from its accountants and all responses since the Target’s inception by lawyers engaged by the Target and its Subsidiaries to inquiries from its accountant or any predecessor accountants.

(c)           Except as specifically disclosed, reflected or fully reserved against on the Interim Balance Sheet, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the Interim Balance Sheet, there are no liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to any of the Target Companies to the extent the Target is responsible for such liabilities and obligations.  All debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Interim Balance Sheet are included therein.

(d)           The balance sheet included in the Interim Financial Statements accurately reflects the outstanding Indebtedness of the Target and its Subsidiaries as of the date thereof.  Except as set forth on Schedule 4.12, none of the Target Companies has any Indebtedness.

(e)           All financial projections delivered by or on behalf of the Target or the Manager to Purchaser with respect to the Target were prepared in good faith using assumptions that the Target believes to be reasonable and, since March 31, 2013, neither the Target nor the Company, nor the Manager is aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have an Material Adverse Effect.

4.13                 Books and Records.  The Target shall make all Books and Records of the Target Companies available to Purchaser for its inspection and shall deliver to Purchaser complete and accurate copies of all documents referred to in the Schedules to this Agreement or that Purchaser otherwise has requested within thirty (30) days from the Signing Date.  All Contracts, documents, and other papers or copies thereof delivered to Purchaser by or on behalf of the Target are accurate, complete, and authentic.

(a)           The Books and Records accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Target Companies.  Each of the Target Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)           transactions are executed only in accordance with the respective management’s authorization;

(ii)           all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Target Companies, as permitted by U.S. GAAP;

(iii)           access to assets is permitted only in accordance with the respective management’s authorization; and

(iv)           recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)           All accounts, books and ledgers of each of the Target Companies have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.  Except as disclosed on Schedule 4.13(b), the Target Companies do not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Target Companies and which is not located at their respective offices.

4.14                 Absence of Certain Changes.  Since the Balance Sheet Date, each of the Target Companies has conducted the Business in the ordinary course consistent with past practices.  Without limiting the generality of the foregoing, except as set forth on Schedule 4.14, since the Balance Sheet Date, there has not been:

(a)           any Material Adverse Effect or any material diminishment in the value to Purchaser of the transactions contemplated hereby;

(b)           any transaction, Contract or other instrument entered into, or commitment made, by any of the Target Companies relating to its business, or any of the Target Companies’ assets (including the acquisition or disposition of any assets) or any relinquishment by any of the Target Companies of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent in all respects, including kind and amount, with past practices and those contemplated by this Agreement;

(c)           (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or other equity interests in any of the Target Companies; (ii) any issuance by any of the Target Companies of shares of capital stock or other equity interests in any of the Target Companies, or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by any of the Target Companies of any outstanding shares of capital stock or other equity interests in such company;

(d)           (i) any creation or other incurrence of any Lien other than Permitted Liens on any Target Securities or any of the Target Companies’ assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by any of the Target Companies;

(e)           any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of any of the Target Companies, taken as a whole;

(f)           increased benefits payable under any existing severance or termination pay policies or employment agreements; entered into any employment, deferred compensation or other similar agreement (or amended any such existing agreement) with any director, officer, manager or employee of any of the Target Companies; established, adopted or amended (except as required by law) any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer, manager or employee of any of the Target Companies; or increased any compensation, bonus or other benefits payable to any director, officer, manager or employee of any of the Target Companies, other than increases to non-officer employees in the ordinary course of business consistent with past practices;

(g)           any material labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of any of the Target Companies, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of any of the Target Companies;

(h)           any sale, transfer, lease to others or otherwise disposition of any of its assets by any of the Target Companies except for inventory sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

(i)           (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by any of the Target Companies, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by any of the Target Companies under any Material Contract, or any material license or material permit from any Authority held by any of the Target Companies;

(j)           any capital expenditure by the Target Companies in excess in any fiscal month of an aggregate of $15,000 or entering into any lease of capital equipment or property under which the annual lease charges exceed $20,000 in the aggregate by the Target Companies;

(k)           any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to any of the Target Companies or their property or suffering of any actual or threatened litigation, action, proceeding or investigation before any court or governmental body relating to any of the Target Companies or their property;

(l)           any loan of any monies to any Person or guarantee of any obligations of any Person by any of the Target Companies;

(m)           except as required by GAAP, any change in the accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) of any of the Target Companies or any revaluation of any of the assets of any of the Target Companies;

(n)           any amendment to the organizational documents of any of the Target Companies, or engagement in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction;

(o)           any acquisition of the assets (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or business of any Person;

(p)           any material Tax election made by any of the Target Companies outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by any of the Target Companies; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by any of the Target Companies; any annual Tax accounting period changed by any of the Target Companies; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax entered into by any of the Target Companies; or any right to claim a material Tax refund surrendered by any of the Target Companies;

(q)           Since the Balance Sheet Date through and including the date hereof, none of the Target Companies has taken any action nor has any event occurred which would have violated the covenants of the Target Companies set forth in Section 9.1 herein if such action had been taken or such event had occurred between the date hereof and the Closing Date; or

(r)           any commitment or agreement to do any of the foregoing

4.15                 Properties; Title to the Target Companies’ Assets.

(a)           Except as set forth on Schedule 4.15(a), the Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto.

(b)           Schedule 4.15(b) sets forth a description and location of each item of the Tangible Personal Properties, as of a date within five days of the date of this Agreement.  All of the Tangible Personal Properties are located at the offices of the Target Companies, as indicated on Schedule 4.15(b).

(c)           The Target Companies have good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Interim Balance Sheet or acquired after March 31, 2013.  No such asset is subject to any Liens other than the Permitted Liens set forth on Schedule 4.15(c).  The Target Companies’ assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Target Companies to operate the business of the Target Companies immediately after the Closing in the same manner as the business of the Target Companies is currently being conducted.

4.16                 Litigation.  Except as provided on Schedule 4.16, there is no Action (or any basis therefor) pending against, or, to the best knowledge of the Representing Parties, threatened, against or affecting, any of the Target Companies or their assets or the Manager (solely with respect to any Action against the Manager that relates to the Target Companies) or any of their respective officers or directors, the Target Companies, or the Target’s equity interest in its Subsidiaries’ assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, exclude, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements.  There are no outstanding judgments against any Target Companies or the Manager with respect to the Target Companies.  Schedule 4.16 sets forth the material terms of any settlement of an Action with respect to which there are any ongoing obligations of any of the Target Companies.  Except as provided on Schedule 4.16, none of the Target Companies is now, nor has it been in the past three (3) years, subject to any proceeding with any Authority.

4.17                 Contracts.

(a)           Schedule 4.17(a) lists all material Contracts, oral or written (collectively, “Material Contracts”) to which any of the Target Companies is a party and which are currently in effect and constitute the following:

(i)           all Contracts that require annual payments or expenses by, or annual payments or income to, the Target Companies of $25,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii)          all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Target Companies in excess of $25,000 annually;

(iii)         all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of any of the Target Companies or other Person, under which any of the Target Companies (A) has continuing obligations for payment of annual compensation of at least $60,000 (other than oral arrangements for at-will employment), (B) has severance or post termination obligations to such Person (other than COBRA obligations), or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of any of the Target Companies;

(iv)        all Contracts creating a joint venture, strategic alliance, limited liability company and partnership agreements to which any of the Target Companies is a party;

(v)         all Contracts relating to any acquisitions or dispositions of assets by any of the Target Companies;

(vi)        all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than “shrink wrap” licenses;

(vii)       all Contracts relating to secrecy, confidentiality and nondisclosure agreements restricting the conduct of any of the Target Companies or substantially limiting the freedom of any of the Target Companies to compete in any line of business or with any Person or in any geographic area;

(viii)      all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of any of the Target Companies;

(ix)        Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Target Companies, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(x)         all Contracts with or pertaining to any of the Target Companies to which the Company, the Manager or any of their Affiliates is a party;

(xi)         all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which any of the Target Companies hold a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $5,000 per month;

(xii)        all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

(xiii)       any Contract relating to the voting or control of the equity interests of any of the Target Companies or the election of directors of any of the Target Companies (other than the Organizational Documents of the Target Companies);

(xiv)      any settlement agreement with payments in excess of $30,000 per the terms of such agreement;

(xv)       any Contract not cancellable by any of the Target Companies with no more than 60 days’ notice if the effect of such cancellation would result in monetary penalty to the Target Companies in excess of $50,000 per the terms of such contract;

(xvi)      any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company, any Subsidiary or any applicable Portfolio Company is a party; and

(xvii)           any Contract for which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(b)           Except as set forth on Schedule 4.17(b), each Contract is a valid and binding agreement, and is in full force and effect, and none of the Target Companies that is party thereto nor, to the best knowledge of the Representing Parties, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract.  Except as provided on Schedule 4.17(b), none of the Target Companies has assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Target Companies’ assets.  Except as set forth on Schedule 4.17(b), no Contract (i) requires any of the Target Companies to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (ii) imposes any non-competition covenants that may be binding on, or restrict the Target Companies or the Business or require any payments by or with respect to Purchaser or any of its Affiliates.  The Target, Company and Manager shall, within ten (10) days of the Signing Date, provide to Purchaser true and correct (A) fully executed copies of each written Material Contract and (B) written summaries of each oral Material Contract, provided, however, that each of the Target, the Company and the Manager represent and warrant that all agreements and arrangements necessary for disclosure in connection with the Tender Offer and the Registration Statement have been provided to Parent and Purchaser and that Target, Company and Manager shall review and comment on the Tender Offer documents and Registration Statement for accuracy and completeness of any disclosures regarding the Target Companies.

(c)           Except as set forth on Schedule 4.17(c), none of the execution, delivery or performance by the Company or the Target Companies of this Agreement or Additional Agreements to which the Company or any Target Company is a party or the consummation by the Company or the Target Companies of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of any of the Target Companies or to a loss of any material benefit to which any of the Target Companies are entitled under any provision of any Material Contract.

(d)           Except as set for the on Schedule 4.17(d), each of the Target Companies is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

4.18                 Insurance.

(a)           Schedule 4.18 contains a true, complete and correct list (including the names and addresses of the insurers, the names of the Persons if other than the Target Companies to whom such insurance policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a “claims made” or an “occurrence” policy and a brief identification of the nature of the policy) of all liability, property, workers’ compensation and other insurance policies currently in effect that insure the property, assets or business of any of the Target Companies or their respective employees (other than self-obtained insurance policies by such employees). Each such insurance policy is valid and binding and in full force and effect, all premiums due thereunder have been paid and each of the Target Companies are in compliance in all material respects with the terms and conditions of all such policies and none of the Target Companies has received any notice of cancellation or termination in respect of any such policy or default thereunder.  The Target and the Manager believe such insurance policies, in light of the nature of the Target Companies’ Business, assets and properties, are in amounts and have coverage that are reasonable and customary for Persons engaged in such business and having such assets and properties.  To the knowledge of the Representing Parties, the Person to whom such policy has been issued, has not received notice that any insurer under any policy referred to in this Section 4.18 is denying liability with respect to a claim thereunder or defending under a reservation of rights clause.  Except as set forth on Schedule 4.18, within the last two (2) years none of the Target Companies has filed for any claims exceeding $50,000 against any of its insurance policies, exclusive of automobile and health insurance policies.

(b)           None of the Target Companies has received written notice from any of its insurance carriers or brokers that any premiums will be materially increased in the future, and does not have any reason to believe that any insurance coverage listed on Schedule 4.18 will not be available in the future on substantially the same terms as now in effect.

4.19                 Licenses and Permits.  Schedule 4.19 correctly lists each license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business of the Target Companies, together with the name of the Authority issuing the same (the “Permits”).  Except as indicated on Schedule 4.19, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related Third Party Consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby.  The Target Companies have all Permits necessary to operate the Business.

4.20                 Compliance with Laws.  Except as set forth on Schedule 4.20(a), none of the Target Companies is in violation of, has violated, and to the best knowledge of the Representing Parties, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last twenty four (24) months none of the Target Companies has received any subpoenas by any Authority.

(a)           Without limiting the foregoing paragraph, none of the Target Companies are in violation of, have not violated, and to the best knowledge of the Representing Parties are under investigation with respect to nor has been threatened or charged with or given notice of any violation of any provisions of:

(i)           Any Law applicable due to the specific nature of the Business;

(ii)           the Foreign Corrupt Practices Act;

(iii)           the Ethics in Government Act;

(iv)           the Lobbying Disclosure Act;

(v)           any comparable or similar Law of any jurisdiction; or

(vi)           any Law regulating or covering conduct in, or the nature of, the workplace, including regarding sexual harassment or, on any impermissible basis, a hostile work environment.

Except as provided on Schedule 4.20(a), no permit, license or registration is required by the Target Companies in the conduct of their respective businesses under any of the Laws described in this Section 4.20.

4.21                 Intellectual Property.

(a)           Each of the Target Companies owns, free and clear of all Liens (except with respect to the Intellectual Property Licenses), other than Permitted Liens, or otherwise possesses a valid right to use, all Intellectual Property Rights necessary and sufficient to conduct its business as currently operated.  Schedule 4.21(a) sets forth a true, correct and complete list of all registered patents, pending patent applications, published patent applications, trademarks, service marks, trade names, Internet domain names, Twitter handles and/or other digital identifiers and copyrights of each of the Target Companies and any applications for any of the foregoing (collectively, “Registered Intellectual Property”), specifying as to each, as applicable: (i) the nature of such Intellectual Property Right; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers; and (iv) all licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Property Right.

(b)           Except as set forth on Schedule 4.21(b), (A) all Registered Intellectual Property is currently in the name of one of the Target Companies (as indicated on Schedule 4.21(a)) and is in full force and effect, (B) no Registered Intellectual Property that is the subject of an application or registration has been canceled, abandoned, adjudicated invalid or otherwise terminated, and (C) all renewal and maintenance fees in respect of the Registered Intellectual Property (if applicable) have been duly paid.

(c)           Schedule 4.21(c) includes a list of all (i) unregistered trademarks and service marks owned by each of the Target Companies; (ii) software owned by each of the Target Companies and material to the operation of the business of such Target Company; and (iii) material licenses, sublicenses and other agreements as to which any of the Target Companies is a party and (A) pursuant to which any of the Target Companies is authorized to use any Intellectual Property Rights of any third party (excluding Commercial Software) (“Third Party Licenses”) or (B) pursuant to which any third party is authorized to use, sell, distribute or license any Intellectual Property Rights owned by any of the Target Companies or has been engaged to develop any Intellectual Property Rights on behalf of any of the Target Companies, other than standard purchase orders for the purchase of any products or services of any of the Target Companies and other than any such authorizations or engagements entered into by any of the Target Companies in the ordinary course of business in accordance with past practice (together with the Third Party Licenses, “Intellectual Property Licenses”). None of the Target Companies uses any Intellectual Property Rights of any third parties, other than Commercial Software, except pursuant to any Third Party Licenses.

(d)           Within the past three (3) years (or prior thereto if the same is still pending or subject to appeal or reinstatement), none of the Target Companies have been sued or been a defendant in any claim, suit, action or proceeding relating to its business that involves or involved a claim (i) of infringement or other violation of any patent, trademark, service mark, copyright or other Intellectual Property Rights of any other Person, (ii) challenging the ownership, right to use or the validity of any Intellectual Property Rights owned by or exclusively licensed to any of the Target Companies (collectively, the “Target Intellectual Property”); or (iii) opposing or attempting to cancel any of the Target Companies’ rights in the Target Intellectual Property.  Except as set forth on Schedule 4.21(d), to the best knowledge of the Representing Parties, there is no pending or threatened claim made by any Person and, during the three (3) years preceding the date of this Agreement, no Person has made or threatened to make any claim, (i) that any of the Target Companies has infringed or otherwise violated, or is infringing on or otherwise violating, any patent, trademark, service mark, copyright or other Intellectual Property Right of such other Person, (ii) challenging the ownership, right to use or the validity of any Target Intellectual Property; or (iii) opposing or attempting to cancel any of the Target Companies’ rights in the Target Intellectual Property. To the act knowledge of the Representing Parties, no Person is infringing or otherwise violating any of the Target Intellectual Property. Except as set forth in Schedule 4.21(d), none of the Target Companies is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use of any Intellectual Property Rights owned by any of the Target Companies or restricting the licensing thereof by any of the Target Companies to any Person

(e)           Neither the current use by the Target Companies or their Affiliates, of the Intellectual Property Rights infringes, nor the use by the Target Companies or any of their Affiliates, of the Intellectual Property Rights after the Closing will infringe, the rights of any other Person.  Any Intellectual Property Right used by the Target Companies in the performance of any services under any Contract is, and upon the performance of such Contract remains, owned by such company and no client, customer or other third-party has any claim of ownership on the Intellectual Property Right.

(f)           Except as disclosed on Schedule 4.21(f), all agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property Rights, any copyrightable, patentable or trade secret material on behalf of any of the Target Companies either: (i) is a party to a “work-for-hire” agreement under which the respective Company is deemed to be the original owner/author of all property rights therein; or (ii) has executed a valid assignment or an agreement to assign any and all right, title or interest, which they had, have or hereafter may acquire, in and to such Intellectual Property Rights, in favor of the respective Company (or such predecessor in interest, as applicable), and no compensation or other sums (including royalties or other payments) is due and owing by the respective Company or Target Companies to any person with respect to such assignment, transfer and conveyance.

(g)           Each current and former employee and officer of the Target Companies has executed a proprietary information and inventions agreement, the form of which has been provided to the Purchaser.  No current or former officer or employee has excluded works or inventions made prior to his or her relationship with any of the Target Companies.  The Target Companies, after reasonable investigation, do not have any knowledge that any of their employees or officers are in violation thereof and will use their reasonable best efforts to prevent any such violations.

(h)           None of the execution, delivery or performance by the Target Companies of this Agreement or any of the Additional Agreements to which any Target Company is a party or the consummation by the Target of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Target Companies immediately prior to the Closing not to be owned, licensed or available for use by the Target Companies on identical terms and conditions immediately following the Closing.

(i)           The Target Companies have each taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Target Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Target Companies or otherwise used in the operation of the businesses of any of the Target Companies.

(j)           No government funding or university, college or other facilities of any institution of higher education or governmental entity were used in the development, in whole or in part, of any Target Intellectual Property.  The Target Companies have not made any submission or suggestion to, and is not subject to any agreement with, any standards bodies or other similar entities that would obligate them to grant licenses or to otherwise impair the Target Companies’ control of its Intellectual Property.

(k)           The Target Companies have not licensed or sublicensed any of the Intellectual Property, and no licensing fees, royalties, honoraria, or other fees are payable by the Target Companies for the use or right to use any of the Target Intellectual Property, except as set forth on Schedules 4.17(a) and 4.21(c).

(l)           Except as set forth in Schedules 4.17(a) and 4.21(c), the Target Companies are not bound by, and no Target Intellectual Property is subject to, any agreement or arrangement containing any covenant or other provision that in any way limits or restricts the ability of the Target Companies to use, exploit, assert or enforce any Target Company Intellectual Property anywhere in the world.

4.22                 Customers and Suppliers.

(a)           Schedule 4.22(a) sets forth a list of the Target Companies’ twenty-five (25) largest customers and the twenty-five (25) largest suppliers as measured by the dollar amount of purchases therefrom or thereby, for the Target’s December 31, 2012 and 2011 fiscal years and for the first six (6) months of the Target’s December 31, 2013 fiscal year, showing the approximate total sales by the Target Companies to each such customer and the approximate total purchases by the Target Companies from each such supplier, during each such period.

(b)           Except as indicated on Schedule 4.22(b), no supplier listed on Schedule 4.22(a) and no customer listed on Schedule 4.22(a), has (i) terminated its relationship with any of the Target Companies, (ii) materially reduced its business with any of the Target Companies or materially and adversely modified its relationship with the Target Companies as a whole, (iii) notified any of the Target Companies in writing of its intention to take any such action, or (iv) to the knowledge of the Representing Parties, become insolvent or subject to bankruptcy proceedings.

4.23                 Accounts Receivable and Payable; Loans.

(a)           All accounts receivable and notes of the Target Companies reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Target Companies in the ordinary course of business consistent with past practice.  The accounts payable of the Target Companies reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

(b)           To the best knowledge of the Representing Parties, there is no contest, claim, or right of set off in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Material Adverse Effect.  Except as set forth on Schedule 4.23(b), to the best knowledge of the Representing Parties all accounts, receivables or notes are good and collectible in the ordinary course of business.

(c)           Except as set forth on Schedule 4.23(c), none of the Target Companies is indebted to any of its Affiliates and no Affiliates are indebted to the Target Companies.

4.24                 Pre-payments.  Except as set forth on Schedule 4.24, none of the Target Companies has received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.

4.25                 Employees.

(a)           Target has provided a true, correct and complete list of each of the employees and independent contractors of each of the Target Companies as of the most recent payroll date, setting forth the name, department, title, whether they are an employee or a contractor, employment or engagement commencement date, current salary or compensation rate, accrued but unused time off (including vacation, sick and/or personal time), eligibility for contingent payments (including bonus, incentive, severance, profit-sharing or other contingent payments), for each such person and total compensation (including bonuses) paid to each such person for the fiscal year ended December 31, 2012, which list shall be updated and delivered to Purchaser as of a payroll date within twenty (20) days preceding the Closing Date.  Unless indicated in such list, no employee or independent contractor included in such list (i) is currently on leave or layoff, (ii) has given written notice of his or her intent to terminate his or her relationship with any of the Target Companies, or (iii) has received written notice of such termination from any of the Target Companies.  To the actual knowledge of the Representing Parties, no salaried employee or independent contractor included in such list that earned an aggregate amount of compensation in excess of $60,000 in the 2012 calendar year intends to terminate his or her relationship with any of the Target Companies within six (6) months following the Closing Date.  Schedule 4.25(a) sets forth all proceedings, governmental investigations or administrative proceedings of any kind against any of the Target Companies of which such company has been notified regarding its employees or employment practices, or operations, that are pending or as they pertain to conditions of employment within two (2) years preceding the date of this Agreement.

(b)           Except for Key Employees and Existing Employment Agreements, the Representing Parties have not promised any employee, consultant or agent of the Company and its Subsidiaries that he or she will continue to be employed by or render services to the Target Companies or receive any particular benefits from any of the Target Companies or Purchaser, or any of their respective Affiliates on or after the Closing.

(c)           Except as set forth on Schedule 4.25(a), none of the Target Companies is a party to or subject to any employment contract, consulting agreement, independent contractor agreement, employee leasing agreement, staffing or manpower agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Target Companies, non-competition agreement restricting the activities of the Target Companies, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Target Companies.  Currently and for the prior six years, the Target Companies have not, through or jointly with any other person or entity, employed any persons or been the alter-ego of any person or entity that has employed any persons.

(d)           There are no pending or, to the knowledge of the Representing Parties, threatened claims or proceedings against any of the Target Companies under any worker’s compensation policy or long-term disability policy.

(e)           The Target Companies have properly classified all of their employees as exempt or non- exempt and is now, and for the most recent five (5) year period has been, in compliance with the Fair Labor Standards Act and any applicable state or local laws with respect to hours of work or the payment of wages or compensation, including but not limited to regarding minimum wage and overtime compensation as well as providing required breaks (including but not limited to meal breaks under Tenn. Code Ann. § 50-2-103).

4.26                 Employment Matters.

(a)           Schedule 4.26(a) sets forth a true and complete list of every employment agreement (each an “Existing Employment Agreement”), commission agreement, employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Target Companies and the Manager (to the extent that any such agreement relates to the Business), now in effect or under which any of the Target Companies has or might have any obligation, or any understanding between such Target Company and any employee concerning the terms of such employee’s employment that does not apply to the Target Companies or the Manager (to the extent such employment relates to that of the Company) employees generally (collectively, “Labor Agreements”).  The Target has previously delivered to Purchaser copies of each such Labor Agreement, any employee handbook or policy statement of the Target Companies, and complete and correct information concerning the Target Companies’ employees, including with respect to the (i) name, residence address; (ii) position; (iii) compensation; (iv) vacation and other fringe benefits; (v) claims under any benefit plan; and (vii) resident alien status (if applicable).  Schedule 4.26(a) sets forth a true and complete list of the names, addresses and titles of the directors, officers and managers of each of the Target Companies.

(b)           Except as disclosed on Schedule 4.26(b):

(i)           All employees of the Target Companies and the Manager, to the extent that the Manager has retained employees on behalf of the Company, are employees at will, and the employment of each employee by any of the Target Companies or the Manager may be terminated immediately by such Target Company or the Manager, as applicable, without any cost or liability except severance in accordance with the Target Companies’ and the Manager’s standard severance practice as disclosed on Schedule 4.26(b).  The Target Companies are not obligated to make any payments or provide anything of value under any severance agreement, separation agreement, release agreement or settlement agreement;

(ii)           To the best knowledge of the Representing Parties, no employee of the Target Companies or the Manager (solely with respect to the Target Companies) has any plan to terminate his or her employment now or in the near future, whether as a result of the transactions contemplated hereby or otherwise;

(iii)           To the best knowledge of the Representing Parties, no employee of the Target Companies or the Manager (solely with respect to the Company), in the ordinary course of his or her duties, has breached or will breach any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(iv)           The Target Companies and the Manager are not a party to any collective bargaining agreement, do not have any material labor relations problems, and there is no pending representation question or union organizing activity respecting employees of the Target Companies.

(c)           The Target Companies and the Manager have complied in all material respects with all Labor Agreements, Existing Employment Agreements and all applicable Law relating to employment or labor.  There is no legal prohibition with respect to the permanent residence of any employee of the Target Companies in the United States or his or her permanent employment any of the Target Companies. The Target Companies and the Manager have complied in all material respects with all Law pertaining to the hiring and retention of employees with a right to work in the United States (including, without limitation, all record keeping requirements under the Immigration Reform and Control Act of 1986, as amended).  Except as disclosed on Schedule 4.26(c), no present or former employee, officer, director or manager of the Target Companies, Company or its Subsidiaries has, or will have at the Closing Date, individually or collectively, any material claim against the Target Companies for any matter including for wages, salary, overtime, or vacation or sick pay, under any Labor Agreement, or otherwise.  There is, and for the last five (5) years has been, no (i) claim for unpaid compensation or benefits (including, without limitation, unpaid overtime) or any other claim for alleged wage and hour violations pending, or to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies; (ii) unlawful employment practice, discrimination or retaliation charge, complaint or proceeding pending or, to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies, before the Equal Employment Opportunity Commission, National Labor Relations Board, U.S. Department of Labor, or any other federal state or local agency, commission or entity, (iii) complaint, suit, claim or proceeding of any kind pending, by or relating to any current or former employee or applicant or, to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies, including before any court, mediator, Authority or arbitrator, including but not limited to for discrimination, harassment, retaliation, wrongful discharge, breach of contract, fraud, misrepresentation, invasion of privacy or violation of any whistleblower protection, public policy WARN, ERISA, the FLSA or state law regarding the payment of wages, including overtime, or any other claim or complaint of any nature whatsoever relating in any way to employment; (iv) consent decree, injunction or other order of any court, agency, commission or any other entity concerning employment or employment conditions, in force, requested or, to the knowledge of the Representing Parties and Target Companies, threatened against the Target Companies, any Entity, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies; or (v) proceedings or investigations pending or, to the knowledge of the Representing Parties and Target Companies, threatened by the Equal Employment Opportunity Commission, National Labor Relations Board, U.S. Department of Labor, or any other federal state or local agency, commission or other entity with respect to any employee, former employee applicant or employment practices of the Target Companies, or any other person or entity with respect to any employee, former employee or applicant of the Target Companies.  There have not been any involuntary terminations (including but not limited to layoffs) of any employees of the Target Companies, in the 180-day period prior to the Closing.

4.27                 Withholding.  Except as disclosed on Schedule 4.27, all obligations of the Target Companies, applicable to their employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Target Companies to trusts or other funds or to any Authority, with respect to unemployment compensation benefits, disability compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees, under ERISA or otherwise, through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements.  Except as disclosed on Schedule 4.27, all reasonably anticipated obligations of the Target Companies with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Target Companies prior to the Closing Date.

4.28                 Employee Benefits and Compensation.

(a)           Schedule 4.28 sets forth a true and complete list of  each “employee benefit plan” (as defined in Section 3(3) of ERISA), bonus, deferred compensation, equity-based or non-equity-based incentive, severance or other plan or written agreement relating to employee or director benefits or employee or director compensation or fringe benefits, maintained or contributed to by the Target Companies at any time during the seven (7) calendar year period immediately preceding the date hereof and/or with respect to which the Target Companies could incur or could have incurred any direct or indirect, fixed or contingent liability (each a “Plan” and collectively, the “Plans”).  Each Plan is and has been maintained in substantial compliance with all applicable laws, including but not limited to ERISA, and has been administered and operated in all material respects in accordance with its terms.

(b)           Each Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the knowledge of the Representing Parties, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination.  No event which constitutes a “reportable event” (as defined in Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (the “PBGC”) has occurred with respect to any Plan.  No Plan subject to Title IV of ERISA has been terminated or is or has been the subject of termination proceedings pursuant to Title IV of ERISA.  Full payment has been made of all amounts which the Company or any of its Subsidiaries was required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due) and no Plan which is subject to Part 3 of Subtitle B of Title I of ERISA has incurred an “accumulated funding deficiency” (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(c)           Neither the Target nor to the knowledge of the Representing Parties, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively), has engaged in any transaction in connection with any Plan that could reasonably be expected to result in the imposition of a penalty pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975(a) of the Code.  The Target Companies have not maintained any Plan (other than a Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code) which provides benefits with respect to current or former employees or directors following their termination of service with the Target Companies (other than as required pursuant to COBRA).  Each Plan subject to the requirements of COBRA has been operated in substantial compliance therewith.

(d)           No individual will accrue or receive additional benefits, service or accelerated rights to payment of benefits as a direct result of the Transaction. No material liability, claim, investigation, audit, action or litigation has been incurred, made, commenced or, to the knowledge of the Representing Parties, threatened, by or against any Plan or any of the Target Companies with respect to any Plan (other than for benefits payable in the ordinary course and PBGC insurance premiums).  No Plan or related trust owns any securities in violation of Section 407 of ERISA.  With respect to each Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) as of the most recent actuarial valuation report prepared for each such Plan, the aggregate present value of the accrued liabilities thereof (determined in accordance with Statement of Financial Accounting Standards No. 35) did not exceed the aggregate fair market value of the assets allocable thereto.

(e)           No Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and none of the Target Companies have been obligated to contribute to any multiemployer plan.  No material liability has been, or could reasonably be expected to be, incurred under Title IV of ERISA (other than for PBGC insurance premiums payable in the ordinary course) or Section 412(f) or (n) of the Code, by the Target or any entity required to be aggregated with the Target pursuant to Section 4001(b) of ERISA and/or Section 414 (b), (c), (m) or (o) of the Code with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA).

(f)           There is no unfunded non-tax-qualified Plan which provides a pension or retirement benefit.

(g)           Neither the Company nor any of its Subsidiaries has made any commitment to create or cause to exist any employee benefit plan which is not listed on Schedule 4.28, or to modify, change or terminate any Plan (other than as may be necessary for compliance with applicable law).

(h)           Neither the Target nor any of its Subsidiaries has any plan, arrangement or agreement providing for “deferred compensation” that is subject to Section 409A(a) of the Code, or any plan, arrangement or agreement that is subject to Section 409A(b) of the Code.

(i)           With respect to each Plan, the Target has delivered or caused to be delivered to Purchaser and its counsel true and complete copies of the following documents, as applicable, for each respective Plan: (i) all Plan documents, with all amendments thereto; (ii) the current summary plan description with any applicable summaries of material modifications thereto as well as any other material employee or government communications; (iii) all current trust agreements and/or other documents establishing Plan funding arrangements; (iv) the most recent IRS determination letter and, if a request for such a letter has been filed and is currently pending with the IRS, a copy of such filing; (v) the three most recently prepared IRS Forms 5500; (vi) the three most recently prepared financial statements; and (vii) all material related contracts, including without limitation, insurance contracts, service provider agreements and investment management and investment advisory agreements.

4.29                 Real Property.

(a)           Except as set forth on Schedule 4.29(a), none of the Target Companies owns any Real Property nor have they owned any Real Property since inception.  The Target Companies have not agreed (and are not otherwise obligated) to purchase any real property and, except as may be set forth in the Leases, they do not own an option to purchase any real property.

(b)           Schedule 4.29(b) lists all real estate in which any of the Target Companies owns, or otherwise has an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement (collectively the “Leased Real Properties”).  The Leased Real Properties constitute all of the real property currently used or occupied by the Target Companies in connection with the businesses of the Target Companies as presently conducted.  The Target has made available to the Purchaser a true, complete and correct copy of each lease, sublease or any other material agreement pertaining to any of the Leased Real Properties (collectively, the “Leases”). The applicable Target Company that is the lessee or sublessee under such Lease is the sole owner of the lessee’s or sublessee’s interest in such Lease, and such Target Company has not encumbered or otherwise hypothecated any of its interest therein.

(c)           Except as provided on Schedule 4.29(c), each Lease is in full force and effect and creates in favor of the Target Companies, as applicable, a good, valid, subsisting and enforceable title to its respective leasehold estates in the applicable Leased Real Property, free and clear of all Liens.  None of the Target Companies has breached or violated any local zoning ordinance, and no notice from any Person has been received by or served upon the applicable company and is outstanding, or to the actual knowledge of the Representing Parties, claiming any violation of any local zoning ordinance, or, to the actual knowledge of the Representing Parties, threatened, and no claim, judicial suit or proceeding or other adversarial action is pending or, to the actual knowledge of the Representing Parties, threatened by the Target Companies, as applicable, listed as the lessee or sublessee under such Lease against the lessor under such Lease, or to the actual knowledge of the Representing Parties, by the lessor under such Lease against such entity. The Target Companies have the right to use the Leased Real Properties pursuant to the terms of the Leases and, to the knowledge of the Representing Parties, there are no Liens on such Leased Real Properties (other than Permitted Liens) that materially interfere with the Target Companies’ business as presently conducted.

(d)           Except as provided for on Schedule 4.29(d), none of the Target Companies has experienced any material interruption in the delivery of adequate quantities of any utilities (including electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil) or other public services (including sanitary and industrial sewer service) required by any of the Target Companies in the operation of their respective businesses.

(e)           With respect to the Leases: (i) each is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exists no default or event of default thereunder by any of the Target Companies or, to the knowledge of the Representing Parties, by any other party thereto; (vi) there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default by any of the Target Companies thereunder; and (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder.  The Target Companies hold the leasehold estate on the Leases, free and clear of all Liens, except for Liens of mortgagees of the Real Property in which such leasehold estate is located.  The Real Property leased by the Target Companies is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used.  The Target Companies are in physical possession and actual and exclusive occupation of the whole of the leased property, none of which is subleased or assigned to another Person.  The Leases lease all useable square footage of the premise located at the Leased Real Properties.

(f)           The Target Companies do not owe any brokerage commission with respect to any Real Property.

4.30                 Accounts.  Schedule 4.30 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Target Companies, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

4.31                 Tax and Other Returns and Reports.

(a)           The Target Companies have timely filed or will timely file all Tax Returns required to have been filed through the Closing Date as they become due and all Tax Returns filed, or to be filed, by the Target Companies have been and will be true, correct, and complete in all material respects. The Target Companies have timely paid all Taxes required to have been paid (whether or not shown on any Tax Return) and have adequately provided in the applicable Financial Statements for all Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or payable as of the date of the statement.  The provisions for Taxes of the Target Companies currently payable on the date of the Financial Statements are at least equal, as of the date thereof, to all unpaid Taxes of the Target Companies whether or not disputed.  The Target Companies do not and will not have accrued liability for Taxes in respect of taxable periods or portions thereof following the date of the Financial Statements and ending on or before the Closing Date, other than Taxes incurred in the ordinary course of business.

(b)           There is no outstanding claim, audit or other examination or proceeding with respect to Taxes of the Target Companies.  No claim has been made by any Taxing Authority in any jurisdiction where the Target Companies do not file Tax Returns that the Target or any Affiliate is or may be subject to Tax by that jurisdiction.  The Target Companies have not granted, nor has any received any requests to grant, any extensions or waivers of statutes of limitations with respect to any Tax Returns of any of the Target Companies.

(c)           The Target Companies are not party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local or foreign law or offer in compromise with any Taxing Authority.  Except as set forth on Schedule 4.31(c), no Target Company has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes and has no liability for Taxes of another Person (i) under Treasury Regulation Section 1.1502-6, (ii) as a successor or transferee or (iii) by Contract or otherwise.

(d)           The Target Companies will not be required to include for Tax purposes any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (A) change in method of tax accounting for a taxable period ending on or prior to the Closing Date, (B) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Income Tax law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(e)           The Target does not have any direct or indirect foreign Subsidiaries.

(f)           Except as set forth on Schedule 4.31(f), there are no Liens for Taxes upon the assets of the Target Companies, other than Taxes for the current period that are not yet due or payable.  None of the assets of the Target Companies is property that is required to be treated as owned by another Person pursuant to the “safe harbor lease” provisions of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, and none of the foregoing assets in “tax exempt use property” within the meaning of Section 168(h) of the Code.

(g)           The Target Companies have complied in all material respects with all applicable Law relating to record retention (including, without limitation, to the extent necessary to claim any exemption from sales tax collection, maintaining adequate and current resale certifications to support any such claimed exemptions).

(h)           All charges for goods or services made, and transactions, between each Target Company and between a Target Company and any Affiliate has satisfied all transfer pricing requirements under Applicable Law and, to the knowledge of the Representing Parties, none of such charges is subject to adjustment under Applicable Law.  Each Target Company has complied, in all material respects, with all information reporting and record keeping requirements under all applicable Law, including retention and maintenance of required records with respect thereto and contemporaneous documentation requirements regarding transfer pricing policies.

(i)           No Target Companies is a party to any Contract or other arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of any Target Company, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(j)           No Target Companies has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) (other than such transactions that have been properly reported), or transactions that constitute “listed transactions” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(k)           The Target is not a foreign person within the meaning of Sections 897 and 1445 of the Code.  No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of any of the transfers contemplated by this Agreement.

4.32                 Environmental Laws.

(a)           Except as set forth in Schedule 4.32, none of the Target Companies have (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Target Companies, except in each case as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)           The Target Companies have delivered to Purchaser all material records in their possession concerning the Hazardous Materials Activities of the Target Companies and all environmental audits and environmental assessments in the possession or control of the Target Companies of any facility currently owned, leased or used by the Target Companies which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Target Companies.

(c)           Except as provided for on Schedule 4.32(c), there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Target Companies such as could give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws.

4.33                 Finders’ Fees.  Except as set forth on Schedule 4.33, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Target Companies, the Company, the Manager or any of their Affiliates who might be entitled to any fee or commission from Purchaser or any of its Affiliates (including the Company following the Closing) upon consummation of the transactions contemplated by this Agreement.

4.34                 Powers of Attorney and Suretyships.  Except as set forth on Schedule 4.34, none of the Target Companies has any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

4.35                 Directors and Officers.  Schedule 4.35 sets forth a true, correct and complete list of all directors and officers of each of the Target Companies.

4.36                 Other Information.  Neither this Agreement nor any of the documents or other information made available to Purchaser or its Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Target Companies , the Business, the Target Securities, any of the Target Companies’ assets or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  The Target, the Company and the Manager provided Purchaser all requested material information regarding the Business.

4.37                 Certain Business Practices.  None of the Target Companies, nor any director, officer, agent or employee of any of the Target Companies (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment.  None of the Target Companies, nor any director, officer, agent or employee of the Target Companies (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Target Companies) has, since inception, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any of the Target Companies or assist any of the Target Companies in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Target Companies, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Target Companies that could reasonably be expected to subject the Target Companies to suit or penalty in any private or governmental litigation or proceeding.

4.38                 Money Laundering Laws.  The operations of the Target Companies are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving any of the Target Companies with respect to the Money Laundering Laws is pending or, to the knowledge of the Representing Parties, threatened.

4.39                 OFAC.  None of the Target Companies, any director or officer of the Target Companies, or, to the knowledge of the Representing Parties, any agent, employee, affiliate or Person acting on behalf of the Target Companies is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (the “OFAC”); and the Target Companies have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

4.40                 Occupational Safety and Health.  Except as set forth on Schedule 4.40:  (a) the Target Companies have complied with all applicable Occupational Safety and Health Laws (which compliance includes, possession by the Target Companies of all licenses, Permits and other documentation required by any Governmental Authority), and no event has occurred or circumstances exist that (i) would be reasonably likely to constitute or result in a violation by any of the Target Companies of, or a failure on the part of the Target Companies to comply with, any such Occupational Safety and Health Laws, or (ii) would be reasonably likely to give rise to any obligation on the part of any of the Target Companies to undertake, or to bear all or any portion of the cost of, any remedial action pursuant to any such Occupational Safety and Health Laws; (b) no Action arising under or relating to any Occupational Safety and Health Laws or any Health, and Safety Liabilities, is pending, or to the knowledge of the Representing Parties is threatened, against any of the Target Companies; and (c) within the past five (5) years, none of the Target Companies or the Company has received any notification, citation, complaint, violation, notice or Order of any kind from any Governmental Authority or any other Person relating or pertaining to the actual, alleged or potential failure of any of the Target Companies to comply with any Occupational Safety and Health Laws or alleging that any of the Target Companies has any Health, and Safety Liabilities or regarding the making, storing, handling, treating, disposing, generating, transporting or release of any hazardous substances.

4.41                 HIPAA Compliance.  The Target Companies take care not to transmit data that identifies or could be used to identify an individual (“Personal Data”), however, to the extent that Personal Data could be identified from the material analyzed as part of the Business, the Target Companies hold in confidence all Personal Data except as required or permitted under Law.  The Target Companies comply with all applicable Laws with respect to the collection, use, storage, and disclosure of any Personal Data, including without limitation, the U.S. Health Insurance Portability and Accountability Act (“HIPAA”) and the regulations promulgated thereunder.  The Target Companies ensure that all appropriate technical and organization measures are taken to protect Personal Data against loss, misuse, and any unauthorized, accidental, or unlawful access, disclosure, alteration, or destruction, including without limitation, implementation and enforcement of administrative, technical, and physical security policies and procedures.  During the last five (5) years, the Target Companies have not had any instances of a violation of HIPAA.

4.42                 Suspension of Products.  No product of the Target Companies has been the subject of, or subject to (as applicable), any recall, suspension, market withdrawal or seizure, any warning letter or other written communication asserting lack of compliance with any applicable Law. No clinical trial of any product of the Target Companies has been suspended, put on hold or terminated prior to completion as a result of any action by any Governmental Authority or voluntarily. The studies, tests and preclinical and clinical trials conducted relating to the product of the Target Companies are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards at the time when conducted.  The Target Companies have not received any notices or correspondence from any Governmental Authority requiring the termination, suspension, or material modification or clinical hold of any such studies, tests or preclinical or clinical trials conducted by or on behalf of the Target Companies.  To the knowledge of the Representing Parties, there has been no indication that the FDA, EMEA or any other Governmental Authority currently has any material concerns with any product of the Target Companies, nor has any Target  Company been advised of any material deficiencies or non-compliance which could reasonably be expected to lead to sanctions or materially adversely affect the certifications of the Target Companies’ facilities, nor has any product of the Target Companies, to the knowledge of each Representing Party, suffered any material adverse event in any clinical trial.  To the knowledge of each Representing Party, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a basis for any of the foregoing events described in this Section 4.42. The Target Companies have previously made available to the Purchaser (i) all material correspondence with Governmental Authority and pending applications (including the EMEA and the FDA); and (ii) any and all adverse event reports with respect to the products of the Target Companies, in the case of each of clauses (i) and (ii), in the possession or control of the Target Companies. The descriptions of the results of such studies, tests and trials provided to the Purchaser are accurate in all material respects.

ARTICLE V
INTENTIONALLY OMITTED

ARTICLE VI
INTENTIONALLY OMITTED

ARTICLE VII
UPDATE TO SCHEDULES AS OF SIGNING DATE; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1                 Status of Schedules as of Signing Date.

(a)           Between the date of this Agreement and the Closing Date, the Target Companies will promptly correct and supplement the information set forth on the Schedules delivered by the Company, the Target Companies and the Manager pursuant to this Agreement, to the extent the Representing Parties become aware of any such corrections or supplements, in order to cause such Schedules to remain correct and complete in all material respects.  The Representing Parties’ delivery to Purchaser of any corrections or supplements will not, without the prior written consent of Purchaser, constitute an amendment to the Schedules to which such corrections and supplements relate.  Nothing set forth in this Section 7.1 shall modify, or be deemed or construed to modify, in any respect whatsoever any of the representations or warranties of Representing Parties set forth in Article 4 by adding an explicit or implicit “knowledge” or similar qualifier to any of such representations or warranties where such “knowledge” or similar qualifier does not already exist.

(b)           Any representations or warranties with respect to those matters or items in any schedule described in this Section 7.1 shall be made (unless waived or amended) only as of the date on which such Schedule is deemed final pursuant to Section 7.1(a).

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that, except as disclosed in the Parent SEC Documents:

8.1                 Corporate Existence and Power.  Parent is a business company with limited liability duly incorporated on August 9, 2011, validly existing and in compliance with BVI Law.

8.2                 Corporate Authorization.  The execution, delivery and performance by Parent of this Agreement and the Additional Agreements and the consummation by Parent of the transactions contemplated hereby and thereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action on the part of Parent.  This Agreement has been duly executed and delivered by Parent and it constitutes, and upon their execution and delivery, the Additional Agreements will constitute, a valid and legally binding agreement of Parent, enforceable against it in accordance with its terms.

8.3                 Governmental Authorization.  Other than as required under BVI Law, neither the execution, delivery nor performance of this Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

8.4                 Non-Contravention.  The execution, delivery and performance by Parent of this Agreement do not and will not (i) contravene or conflict with the organizational or constitutive documents of Parent, or (ii) contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order, writ, or decree binding upon Parent.

8.5                 Finders’ Fees.  Except for C&Co/PrinceRidge LLC, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or any of its Affiliates who might be entitled to any fee or commission from the Company, the Target, the Manager or any of their Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

8.6                 Capitalization. The authorized share capital of Parent consists of an unlimited number of Parent Ordinary Shares and Parent Preferred Shares.  5,333,333 Parent Ordinary Shares are issued and outstanding as of the date hereof, which includes 1,333,333 shares of Parent Promote, and no preferred shares are issued and outstanding.  7,266,667 Parent Ordinary Shares are reserved for issuance upon the exercise of the Parent Warrants and Parent Sponsor/Underwriter Warrants.  680,000 Parent Ordinary Shares are reserved for issuance upon the exercise of the Parent UPOs.  All outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Laws of the British Virgin Islands, the Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound.  Except as set forth in the Parent’s organizational documents and the Parent SEC Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent.  There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

8.7                 Information Supplied.  None of the information supplied or to be supplied by Parent expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the Transaction will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC filings).

8.8                 Trust Account.  As of the Signing Date, Purchaser has at least $40,600,000 (the “Trust Amount”) in the trust fund established by Parent for the benefit of its public stockholders in a trust account at J.P. Morgan Chase Bank N.A., London Branch (the “Trust Account”) and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the investment management trust agreement, dated as of March 20, 2012, between Parent and the Trustee (the “Trust Agreement”).  The Trust Amount may, however, be reduced in accordance with the terms of the Trust Agreement.

8.9                 Listing.  The Parent Ordinary Shares are quoted on the Nasdaq SmallCap Market.

8.10              Board Approval. The Parent’s board of directors (including any required committee or subgroup of such board) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Parent, and (iii) determined that the transactions contemplated hereby constitutes a “Business Transaction” as such term is defined in the Parent’s Amended and Restated Memorandum and Articles of Association.

8.11              Parent SEC Documents and Purchaser Financial Statements. Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”).  Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement:  (i) Parent’s Annual Reports on Form 20-F for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Quarterly Reports on Form 6-K filed since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Current Reports on Form 6-K filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.12) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the (“Parent SEC Documents”).  The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder.  The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

8.12              Ownership of Payment Securities.  Upon issuance and delivery of the Payment Securities to the Target Stockholders pursuant to this Agreement as a result of the Transaction Merger, the Payment Securities will be duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens, other than (i) restrictions arising from applicable securities laws and (ii) any Lien created by or through the Target or the Target Stockholders.  The issuance and sale of the Payment Securities pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

8.13              Purchaser.  Purchaser was formed in the state of Delaware on June 25, 2013.  Purchaser has no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) except those incurred in connection with this Agreement and all of the transactions contemplated hereby.

8.14              Authorized Capital of Purchaser.  The authorized capital stock of Purchaser consists of 95,000,000 shares of Purchaser Common Stock and 5,000,000 of Purchaser Preferred Stock.

8.15              Certain Business Practices.  Neither the Parent, nor any director, officer, agent or employee of any Target Company (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment.  Neither the Parent, nor any director, officer, agent or employee of the Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Parent) has, since the formation of the Parent, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Parent or assist the Parent in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had an adverse effect on the Parent, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Parent that could reasonably be expected to subject the Parent to suit or penalty in any private or governmental litigation or proceeding.

8.16              Money Laundering Laws.  The operations of the Parent are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”), and no Action involving the Parent with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent, threatened.

8.17              OFAC.  None of the Parent, any director or officer of the Parent, or, to the knowledge of the Parent, the Parent or any agent, employee, affiliate or Person acting on behalf of the Parent is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (the “OFAC”); and the Parent has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

ARTICLE IX
COVENANTS OF THE TARGET, THE COMPANY
AND THE MANAGER PENDING CLOSING

The Target, the Company and the Manager severally and not jointly covenant and agree that:

9.1                Conduct of the Business.  (a) From the date hereof through the Closing Date, the Target Companies shall, and the Manager and the Company shall cause the Target Companies to, conduct the Business only in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of Purchaser, and shall use its best efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties.  The Target, the Manager and the Target Stockholders shall use their best efforts to cause the Target Companies to conduct the Business in the ordinary course, (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices.  Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld), the Target, the Company, and the Manager shall cause the Target Companies to not:

(i)             amend, modify or supplement any organizational or governing documents;

(ii)            amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract (including Contracts described in Section 9.1(a)(iii)) below), or any other right or asset of any Target Company;

(iii)           modify, amend or enter into any contract, agreement, lease, license or commitment, which (A) is with respect to Real Property, (B) extends for a term of one year or more or (C) obligates the payment of more than $100,000 (individually or in the aggregate);

(iv)           make any capital expenditures in excess of $1,000,000 (individually or in the aggregate);

(v)           sell, lease, license or otherwise dispose of any of the Target Companies’ assets or assets covered by any Contract except pursuant to sales of Inventory in the ordinary course consistent with past practice;

(vi)           pay, declare or promise to pay any dividends or other distributions with respect to the Target Securities or any of its capital stock, membership interests or other securities, or pay, declare or promise to pay any other payments to any Target Company or any Target Stockholders (other than, in the case of any Target Stockholder as an employee of a Target Company, payments of salary accrued in said period at the current salary rate set forth on Schedule 4.25(a)) or any Affiliate of the Target Companies;

(vii)          except as set forth on Schedule 9.1(a)(vii), authorize any salary increase of more than 3% for any employee making an annual salary in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company or any of its Subsidiaries;

(viii)         obtain or incur any loan or other Indebtedness, including drawings under the Target Companies’ existing lines of credit;

(ix)           suffer or incur any Lien, except for Permitted Liens, on any of the Target Companies’ assets;

(x)            suffer any damage, destruction or loss of property related to any of the Target Companies’ assets, whether or not covered by insurance;

(xi)           delay, accelerate or cancel any receivables or Indebtedness owed to any Target Company or writeoff or make further reserves against the same;

(xii)          merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xiii)         suffer any insurance policy protecting any of the Target Companies’ assets to lapse;

(xiv)         amend any of its Plans or fail to continue to make timely contributions thereto in accordance with the terms thereof;

(xv)          make any change in its accounting principles or methods or write down the value of any Inventory or assets;

(xvi)         change the place of business or jurisdiction of organization of the Company or any of its Subsidiaries;

(xvii)        extend any loans other than travel or other expense advances to employees in the ordinary course of business not to exceed $1,000.00 individually or $10,000.00 in the aggregate;

(xviii)       except as set forth in Schedule 9.1(a)(xviii), issue, redeem or repurchase any Target Securities or any capital stock or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock;

(xix)          effect or agree to any change in any practices or terms, including payment terms, with respect to customers or suppliers;

(xx)           make or change any material Tax election or change any annual Tax accounting periods; or

(xxi)          agree to do any of the foregoing.

(b)           The Target Companies shall not, and the Company and the Manager shall cause the Target Companies to not, (i) take or agree to take any action that might make any representation or warranty of the Target Companies hereunder inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any respect at any such time.

9.2                 Access to Information.  From the date hereof until and including the Closing Date, the Target, the Company and the Manager shall, each to the best of its ability, cause the Target Companies to, (a) continue to give Purchaser, its legal counsel and other representatives full access to the offices, properties and, Books and Records, (b) furnish to Purchaser, its legal counsel and other representatives such information relating to the Business as such Persons may request and (c) cause the employees, legal counsel, accountants and representatives of the Company, the Manager and the Target Companies to cooperate with Purchaser in its investigation of the Target Companies and the Business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Target Companies, the Company or the Manager and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Target Companies.

(b)           If requested by the Purchaser, the Target Companies, the Company and the Manager shall arrange for representatives of Purchaser to meet with or speak to the representatives of the ten largest clients of the Target Companies.

9.3                 Notices of Certain Events.  The Target Companies, the Company and the Manager shall promptly notify Purchaser of:

(a)           any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Target Companies, the Company or any of its Subsidiaries (or Purchaser, post-Closing) to any such Person or create any Lien on any Target Securities or any of the Target Companies’ assets;

(b)           any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c)           any Actions commenced or threatened against, relating to or involving or otherwise affecting any of the Target Companies, the Company or any of its Subsidiaries, the Target Securities, any of the Target Companies’ assets or the Business or that relate to the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d)           the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Change; or

(e)           the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by the Target Companies, the Company and/or the Manager to be false or misleading in any respect or to omit or fail to state a material fact.

9.4                 Exclusivity.  Except as set forth on Schedule 9.4, neither the Target Companies, the Company, the Manager nor anyone acting on their behalf is currently involved, directly or indirectly, in any activity which is intended to, nor for so long as this Agreement is in effect, shall the Target Companies, the Company, the Manager or anyone acting on their behalf, directly or indirectly, (i) encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to or cooperate in any manner with any Person, other than Purchaser or its Affiliates (collectively “Excluded Persons”), or an officer, partner, employee or other representative of an Excluded Person, concerning the sale of all or any part of the Business, any of the Target Companies’ assets (other than in the ordinary course of business), the Target Securities or any capital stock or other securities of the Target Companies, whether such transaction takes the form of a sale of equity, assets, merger, consolidation, or issuance of debt securities or making of a loan or otherwise or any joint venture or partnership, (ii) otherwise solicit, initiate or encourage the submission of (or attempt to submit) any inquiry or proposal contemplating the sale of all or any part of the Business, the sale of the Target Companies’ assets (other than in the ordinary course of business), the Target Securities or any capital stock or other securities of the Target Companies, whether such transaction takes the form of a sale of equity, assets, merger, consolidation or otherwise, or issuance of debt securities or making of a loan or any joint venture or partnership or (iii) consummate any such transaction or accept any offer or agree to engage in any such transaction.  The Target Companies, the Company or the Manager shall promptly (within 24 hours) communicate to Purchaser the terms of any proposal, contract or sale which it may receive in respect of any of the foregoing and respond to any such communication in a manner reasonably acceptable to Purchaser.  The notice of the Target Companies, the Company and the Manager under this Section 9.4 shall include the identity of the person making such proposal or offer, copies (if written) or a written description of the terms (if oral) thereof and any other such information with respect thereto as Purchaser may reasonably request.

9.5                 Annual and Interim Financial Statements.  From the date hereof through the Closing Date, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Target shall deliver to Purchaser an unaudited consolidated summary of its earnings and an unaudited consolidated balance sheet for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Target to the effect that all such financial statements fairly present the financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments.  Such certificate shall also state that except as noted, from the Interim Balance Sheet Date through the end of the previous month there has been no Material Adverse Effect.  The Target shall also promptly deliver to Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target’s certified public accountants may issue.

9.6                 SEC Filings.

(a)           The Target and the Company acknowledge that:

(i)             the Parent will be required to file tender offer documents and Quarterly and Annual reports that will be required to contain information about the transactions contemplated by this Agreement;

(ii)            the Purchaser will be required to file a registration statement on Form S-4 that will be required to contain information about the transactions contemplated by this Agreement; and

(iii)           the Parent will be required to file Current Reports on Form 6-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b)           In connection with any filing the Parent makes with the SEC that requires information regarding the Target Companies, the Business or any transactions contemplated by this Agreement to be included, the Target, the Company, the Subsidiaries and the Manager will, and will use their best efforts to cause their Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Parent and the Purchaser, (ii) respond to questions about the Target Companies and the Target Stockholders required in any filing or requested by the SEC, and (iii) provide any information requested by Parent, Purchaser or their representatives in connection with any filing with the SEC.

(c)           Prior to the Closing Date, Parent will provide the holders of the outstanding Parent Ordinary Shares (the “Offering Shares”) with the opportunity to redeem such Offering Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Parent’s Trust Account, including interest but net of taxes payable, divided by the number of outstanding Offering Shares, subject to certain limitations described in the Prospectus (the “Tender Offer”).  There will be no redemption rights upon the consummation of the transaction contemplated by this Agreement with respect to Parent Warrants (except as set forth in Section 9.6(a)(i)), the Parent Sponsor/Underwriter Warrants or the Parent UPOs.  The Tender Offer will be conducted in accordance with applicable tender offer rules promulgated by the SEC.

9.7                 Financial Information.  The Target, the Company and the Manager will provide additional financial information requested by the Parent for inclusion in any filings to be made by the Parent or the Purchaser with the SEC.  If requested by the Parent, such information must be reviewed or audited by the Company’s auditors.

9.8                 Trust Account. The Target, the Manager and the Company each acknowledge that the Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and for the payment of (i) the Deferred Corporate Finance Fee to the underwriter in the IPO, (ii) the expenses to the third parties to which they are owed and (iii) the remaining monies in the Trust Account to Purchaser.

9.9                 Employees of the Target, the Company and the Manager.  Schedule 9.9 lists those employees designated by the Company as key personnel of the Target Companies (the “Key Personnel”).  The Key Personnel shall, as a condition to their continued employment with the Manager or any of the Target Companies execute and deliver to the Company non-solicitation, non-service and confidentiality agreements in form and substance satisfactory to Purchaser (the “Confidentiality and Non-Solicitation Agreements”).  The Target, the Company and the Manager shall use their best efforts to cause one of the Target Companies to enter into Labor Agreements with each of the Key Employees prior to the Closing Date, and to satisfy all accrued obligations of the Target Companies applicable to its employees, whether arising by operation of Law, by Contract, by past custom or otherwise, for payments by the Target to any trust or other fund or to any Authority, with respect to, social insurance benefits, housing fund benefits, unemployment or disability compensation benefits or otherwise.

9.10              Application for Permits.  The Target Companies shall apply for all Permits listed on Schedule 4.19 as not being valid and in full force and effect (the “Outstanding Permits”), and shall use their best efforts to obtain each Outstanding Permit and ensure that the same are valid and in full force and effect as promptly as practicable hereafter, but in any event no later than the Closing Date and that all Permits will be available to the Transaction Merger Surviving Corporation.

9.11              Affiliate Loans and Guarantees.  The Target and Company shall terminate all loans and guarantees by the Target for the benefit of the Company, the Company’s and the Subsidiaries’ officers and directors, and any of their respective Affiliates, prior to the Closing Date.

ARTICLE X
COVENANTS OF THE TARGET COMPANIES, THE COMPANY
AND THE MANAGER

The Target Companies, the Company and the Manager, severally and not jointly, covenant and agree that:

10.1              Reporting and Compliance with Laws.  From the date hereof through the Closing Date, the Target Companies shall, and the Company and the Manager shall cause the Target Companies to, duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

10.2              Injunctive Relief.  If the Target Companies, the Company or the Manager breaches, or threatens to commit a breach of, any of the covenants set forth in Sections 9.1, 9.4 or 16.4 (the “Restrictive Covenants”), Purchaser shall have the following rights and remedies, which shall be in addition to, and not in lieu of, any other rights and remedies available to Purchaser by agreement (including those set forth in Section 13.1 hereof), under law or in equity:

(a)           The right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, all without the need to post a bond or any other security or to prove any amount of actual damage or that money damages would not provide an adequate remedy, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Purchaser and that monetary damages will not provide adequate remedy to Purchaser; and

(b)           The right and remedy to require the Target Companies, the Company and the Manager, severally and not jointly, to indemnify Purchaser against any losses, damages (including special and consequential damages), costs and expenses, including actual attorneys’ fees and court costs, which may be incurred by it and which result from or arise out of any such breach or threatened breach.

10.3              Best Efforts to Obtain Consents.  The Target Companies, the Company and the Manager shall use their best efforts to obtain each Third Party Consent as promptly as practicable hereafter.

ARTICLE XI
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

11.1              Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and in the case of the Target Companies, the Company and the Manager as reasonably requested by Purchaser, to consummate and implement expeditiously each of the transactions contemplated by this Agreement.  The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement in order to effect the Transaction Merger and vest in Purchaser good, valid and marketable title to all of the Target Securities, free and clear of all Liens.

11.2              Tax Matters.

(a)           The Manager shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Target Companies required to be filed by the Target Companies after the Closing Date for taxable periods ending on or before the Closing Date.  Such Tax Returns shall be true, correct and complete, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period, and shall not make, amend, revoke or terminate any Tax election or change any accounting practice or procedure without the prior written consent of the Purchaser. The cost of preparing such Tax Returns shall be borne by the Target.  The Manager shall give a copy of each such Tax Return to the Purchaser with sufficient time prior to filing for its review and comment. The Manager (prior to the Closing) and the Purchaser (following the Closing) shall cause the Target Companies or any successor thereto to cooperate in connection with the preparation and filing of such Tax Returns, to timely pay the Tax shown to be due thereon, and to furnish the Purchaser proof of such payment.

(b)           Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Target Companies for taxable periods including the Closing Date but ending after the Closing Date.  Any such Tax Returns for a period that includes the Closing Date shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period, and shall not make, amend, revoke or terminate any tax election or change any accounting practice or procedure without the prior consent of the Manager, which consent shall not unreasonably be withheld, delayed or conditioned.  Not later than ten (10) days before the due date for payment of Taxes with respect to any such Tax Returns filed under Section 11.2(a) or Section 11.2(b), the Company and the Manager, severally and not jointly, shall pay to the Target Companies or any successor thereto an amount equal to that portion, if any, of the Taxes shown on such Tax Returns for which the Company and the Manager have an obligation to indemnify the Purchaser pursuant to the provisions of Section 13.1(e).

(c)           Following the Closing, the Manager may amend any Tax Return of the Target Companies for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned.  Purchaser shall cause the Target Companies to cooperate with the Manager in connection with the preparation and filing of such amended Tax Returns and any Tax proceeding in connection therewith.  The cost of preparing and filing such amended Tax Returns or participating in any such Tax proceeding shall be borne by the Company.

(d)           Following the Closing, the Purchaser may amend any Tax Return of any of the Target Companies for any taxable period ending on or before the Closing to correct any errors, with the consent of the Manager, which consent shall not unreasonably be withheld, delayed or conditioned.  The cost of preparing and filing such amended Tax Returns shall be borne by the Company.

(e)           Purchaser shall retain (or cause the Target Companies to retain) all Books and Records with respect to Tax matters of the Target Companies for Pre-Closing Periods for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company or any of its Subsidiaries with any Taxing Authority.

(f)           To the extent permitted by applicable Law, the parties shall elect (and shall cause the Target Companies to elect) to treat the taxable period that includes but does not end on the Closing Date with respect to any Tax of the Target Companies as ending at the close of the Closing Date, and shall take such steps as may be necessary therefor.  For purposes of this Agreement, any Tax for a taxable period that includes but that does not end on the Closing Date shall be allocated between the Pre-Closing Period and the balance of the taxable period based on an interim closing of the books as of the end of the Closing Date; provided, however, that any real or personal property Tax, fixed dollar franchise Tax and any annual exemption amount shall be allocated based on the relative number of days in the Pre-Closing Period and the balance of the taxable period.

(g)           All sales, use, transfer and other similar Taxes imposed by a Taxing Authority with respect to the Transaction or any other transaction contemplated by this Agreement shall be duly and timely paid by the Target.  The Target shall duly and timely file (or cause to be filed) all Tax Returns in connection with such Taxes.  The Target shall give a copy of each such Tax Return to the Purchaser for its review with sufficient time for comments prior to filing and shall give the Purchaser a copy of such Tax Return promptly after filing, together with proof of payment of the Tax shown thereon to be due.  The cost of preparing and filing such tax returns shall be borne by the Target.

11.3              Settlement of Purchaser Liabilities.  Concurrently with the Closing, all outstanding liabilities of the Purchaser shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by Purchaser’s officers, directors, or any of their respective Affiliates, in connection with identifying, investigating and consummating a business combination.

11.4              Compliance with SPAC Agreements.  Except as specifically provided herein, the Company and Purchaser shall comply with each of the agreements entered into in connection with the IPO, including without limitation that certain registration rights agreement, dated as of March 20, 2012, by and among the Purchaser and the investors named therein.

11.5              Registration Statement. As soon as practicable after the date hereof, Purchaser shall prepare and file with the SEC a registration statement on Form S-4 to register the issuance of the Purchaser Securities to be issued in the Redomestication Merger and Transaction Merger (the “Registration Statement”).  Purchaser shall cooperate and provide the Target (and its counsel) and the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC.  The Target shall provide Purchaser with such information concerning it that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto.  Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transaction Merger and the transactions contemplated hereby.

11.6              Confidentiality.  The Target Companies, the Company, and the Manager, on the one hand, and Parent and Purchaser, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief.  Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Tender Offer documents and the Registration Statement.

11.7              Intentionally Omitted.

11.8              Post-Closing Registration Statement.  After the Closing, to the extent not registered prior to the Closing, the Purchaser shall file a registration statement with the SEC relating to the unregistered shares of Purchaser Common Stock issued in connection with the Transactions and shares of the Purchaser Common Stock underlying the other securities issued in connection with the Transactions, as shall be specified in more detail in the Registration Rights Agreement.

ARTICLE XII
CONDITIONS TO CLOSING

12.1              Condition to the Obligations of the Parties.  The obligations of all of the parties to consummate the Closing are subject to the satisfaction of all the following conditions:

(a)           No provisions of any applicable Law, and no Order shall prohibit or impose any condition on the consummation of the Closing.

(b)           There shall not be any Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(c)           The Redomestication Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d)           The SEC shall have declared the Registration Statement effective.  No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e)           Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect.

12.2              Conditions to Obligations of Parent and Purchaser.  The obligation of Parent and Purchaser to consummate the Closing is subject to the satisfaction, or the waiver at Purchaser’s sole and absolute discretion, of all the following further conditions:

(a)           The Target Companies, the Company and the Manager shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date.

(b)           All of the representations and warranties of the Target Companies, the Company and the Manager contained in this Agreement, the Additional Agreements and in any certificate delivered by the Company or the Manager pursuant hereto, disregarding all qualifications and exceptions contained therein relating to knowledge, materiality or Material Adverse Effect, shall: (i) be true, correct and complete (A) at and as of the date of this Agreement, or, (B) if otherwise specified, when made or when deemed to have been made, and (ii) be true, correct and complete as of the Closing Date, in the case of (i) and (ii) with only such exceptions as could not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c)           There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d)           Purchaser shall have received a certificate signed by the Target Companies, the Manager and the Company to the effect set forth in clauses (a) through (c) of this Section 12.2.

(e)           No court, arbitrator or other Authority shall have issued any judgment, injunction, decree or order, or have pending before it a proceeding for the issuance of any thereof, and there shall not be any provision of any applicable Law restraining or prohibiting the consummation of the Closing, the ownership by Purchaser of any of the Target Securities or the effective operation of the Business by the Target Companies after the Closing Date.

(f)           Purchaser shall have received all documents it may reasonably request relating to the existence of each of the Target Companies and the authority of the Target Companies, the Company and the Manager to enter into and perform under this Agreement, all in form and substance reasonably satisfactory to Purchaser and its legal counsel, including (i) a copy of the Certificate of Incorporation, or other organizational document, of the Target and each of its Subsidiaries, certified as of a recent date by the Secretary of State of their respective jurisdictions of organization, (ii) copies of the Target Companies’ bylaws, as effective on the date hereof; (iii) copies of the bylaws, operating agreement or other governing document of each of the Target’s Subsidiaries, (iv) copies of resolutions duly adopted by the board of directors of the Target authorizing this Agreement and the approval of the Target Stockholders of the Transaction, the Additional Agreements and the transaction contemplated hereby and thereby, (v) a certificate of the board of directors of Target and the Manager of the Company certifying as to signatures of the officer(s) executing this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such officers and/or Manager, and (vi) recent good standing certificates regarding the Company and each of the Target Companies from the office of the Secretary of State of each of their respective states of formation and each other jurisdiction in which any of the Target Companies is qualified to do business.

(g)           Purchaser shall have received originals or copies of the organizational record books, minute books, stock ledgers, and stock transfer books of each of the Target Companies.

(h)           Purchaser shall be fully satisfied, in its sole discretion exercised in good faith, with the results of its and its representatives’ review of the Business, the Target Stock and the Target Companies (including any review of the capitalization, assets, processes, systems, financial condition, and prospects of the Business and the Target Companies), provided that no such review shall alter any representation or warranty of any Representing Party given hereunder or in any instrument related to the transactions contemplated hereby.

(i)           Purchaser shall have received copies of all Third Party Consents (including the consents of the landlords under the Leases), in form and substance reasonably satisfactory to Purchaser, and no such Third Party Consent shall have been revoked.

(j)           The Target Companies and the Manager shall have delivered to Purchaser documents satisfactory to Purchaser to evidence the release of all Liens on any Target Securities and, other than Permitted Liens, any portion of the Target Companies’ assets and the filing of appropriate UCC-3 Amendment (Termination) Statements or other termination documents.

(k)           Purchaser shall have received from the Company and the Manager a general release of all claims against the Target Companies and their officers, directors, employees and Affiliates (other than Purchaser solely in connection with this Agreement and the Additional Agreements) in form satisfactory to Purchaser.

(l)           The Key Personnel shall have executed the Confidentiality and Non-Solicitation Agreements and the same shall be in full force and effect, and the Target and the Company(to the extent it has employed anyone on behalf of any Target Company) shall have entered into Labor Agreements with each of its employees to the extent required by law, and satisfied all accrued obligations of the Target Companies applicable to its employees.

(m)           Purchaser shall have received a certificate from the Target that meets the requirements of Treasury Regulation Section 1.897-2(h)(1) (“Certificate”), dated within thirty (30) calendar days prior to the Closing Date and in form and substance reasonably satisfactory to Purchaser along with written authorization for Purchaser to deliver such notice form to the IRS on behalf of the Target upon Closing.

(n)           Parent and Purchaser shall have received final Schedules.

(o)           Purchaser shall have received copies of all Outstanding Permits, each of which shall be valid and in full force and effect, and no Outstanding Permit shall have been revoked.

(p)           The Available Cash to the Purchaser following the Transaction Merger shall be an amount no less than the Available Cash Minimum.

(q)           Purchaser shall have completed, and be satisfied in all respects with, the results of its ongoing due diligence investigation of the business, assets, operations, financial condition, contingent liabilities, prospects and material agreements of the Target Companies and relating to the Target Companies’ assets.  Purchaser’s satisfaction of the foregoing shall be determined in its sole discretion.

(r)           All of the principal, accrued interest and fees of the Calamos Convertible Instrument shall be paid in full by the Target.

(s)           The Financial Advisory Agreement between Black Diamond Financial Group LLC and Target, dated January 1, 2010, shall have been cancelled.

12.3              Conditions to Obligations of the Target, the Company and the Manager.  The obligation of the Target, the Company and the Manager to consummate the Closing is subject to the satisfaction, or the waiver at the Target’s discretion, of all of the following further conditions:

(a)           (i) Each of the Parent and Purchaser shall have performed in all material respects all of their respective obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Parent contained in this Agreement, and in any certificate or other writing delivered by Parent or the Purchaser pursuant hereto, disregarding all qualifications and expectations contained therein relating to materiality shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date and (iii) the Company shall have received a certificate signed by an authorized officer of Parent and the Purchaser to the foregoing effect.

(b)           Purchaser shall have executed and delivered each Additional Agreement to which it is a party.

(c)           Company shall have received, effective the Signing Date,  an officer certificate from the chief executive officer and chief financial officer of the Target in form and substance satisfactory to Company’s counsel.

ARTICLE XIII
INDEMNIFICATION

13.1              Indemnification of Purchaser.  The Company, the Target and the Manager hereby jointly and severally agree to indemnify and hold harmless to the fullest extent permitted by applicable law Purchaser, each of its Affiliates and each of its and their respective members, managers, partners, directors, officers, employees, stockholders, attorneys and agents and permitted assignees (the “Purchaser Indemnitees”), against and in respect of any and all out-of-pocket loss, cost, payments, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by any Purchaser Indemnitee as a result of or in connection with (a) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties, covenants and agreements of the Target Companies, the Company or the Manager contained herein or in any of the Additional Agreements or any certificate or other writing delivered pursuant hereto, (b) any Actions by any third parties with respect to the Target Companies (including breach of contract claims, violations of warranties, trademark infringement, privacy violations, torts or consumer complaints) for any period on or prior to the Closing Date, (c) the violation of any Laws in connection with or with respect to the operation of the Target Companies on or prior to the Closing Date, (d) any claims by any employee of the Target Companies with respect to any period or event occurring on or prior to the Closing Date, or relating to the termination of such employee’s employment status in connection with the transactions contemplated by this Agreement, or the termination, amendment or curtailment of any employee benefit plans, (e) any Taxes attributable to a Pre-Closing Period, or (f) any sales, use, transfer or similar Tax imposed on Purchaser or its Affiliates as a result of any transaction contemplated by this Agreement.  Notwithstanding the foregoing and until the third (3rd) anniversary of the Signing Date, the Company hereby agrees to solely indemnify and hold harmless, to the fullest extent permitted by applicable law, the Purchaser Indemnities against Losses for any breach, inaccuracy or nonfulfillment of any of the representations or warranties in Section 4.5.  The aggregate indemnification obligations of the Company, the Target and the Manager provided herein shall not exceed the amount of cash held by Purchaser immediately following the Redomestication Effective Time (the “Indemnity Cap”).

13.2              Indemnification of the Company and the Target.  Until the third (3rd) anniversary of the Signing Date, Parent and Purchaser hereby jointly and severally agree to indemnify and hold harmless to the fullest extent permitted by applicable Law the Target, the Company and the Manager, each of their Affiliates, and each of its and their respective members, managers, partners, directors, officers, employees, stockholders, attorneys and agents and permitted assignees (the “Target Indemnitees”) against and in respect of any Losses incurred or sustained by any Target Indemnitee as a result of any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of Parent or Purchaser contained herein or in any of the Additional Agreements or any certificate or other writing delivered pursuant hereto.  Notwithstanding the foregoing, the aggregate indemnification obligation of Parent and Purchaser shall not exceed the Indemnity Cap.

13.3              Procedure.  The following shall apply with respect to all claims by either a Purchaser Indemnitee or a Target Indemnitee (together, “Indemnified Party”) for indemnification:

(a)           An Indemnified Party shall give the Company or Purchaser, as applicable, prompt notice (an “Indemnification Notice”) of any third-party Action with respect to which such Indemnified Party seeks indemnification pursuant to Section 13.1 or 13.2 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss that has been or may be suffered by the Indemnified Party.  The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Section 13.1 or 13.2, except to the extent such failure materially and adversely affects the ability of the Company or the Purchaser, as applicable (any of such parties, “Indemnifying Parties”) to defend such claim or increases the amount of such liability.

(b)           In the case of any Third-Party Claims as to which indemnification is sought by any Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Parties, to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Indemnifying Parties, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within ten (10) days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Section 13.1 or 13.2 are applicable to such Action and the Indemnifying Parties will indemnify such Indemnified Party in respect of such Action pursuant to the terms of Section 13.1 or 13.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties’ liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing of the intention of the Indemnifying Parties to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third-Party Claim.

(c)           If the Indemnifying Parties assume the defense of any such Third-Party Claim pursuant to Section 13.3(b), then the Indemnified Party shall cooperate with the Indemnifying Parties in any manner reasonably requested in connection with the defense, and the Indemnified Party shall have the right to be kept fully informed by the Indemnifying Parties and their legal counsel with respect to the status of any legal proceedings, to the extent not inconsistent with the preservation of attorney-client or work product privilege.  If the Indemnifying Parties so assume the defense of any such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d)           If the Indemnifying Parties elect to assume the defense of any Third-Party Claim pursuant to Section 13.3(b), the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability.  If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to adequately prosecute or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense.  Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third Party Claim if such Third Party Claim would impose liability on the part of the Indemnified Party.  In the event the Indemnified Party retains control of the Third Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e)           If the Indemnified Party undertakes the defense of any such Third-Party Claim pursuant to this Section 13.3 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense.  The Indemnifying Parties shall not, without the prior written consent of such Indemnified Party settle or compromise or consent to entry of any judgment with respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is or may be sought against such Indemnified Party, (ii) in which such Third Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to such Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other Actions (known or unknown) arising or which might arise out of the same facts.

13.4              Periodic Payments.  Any indemnification required by Section 13.1 or 13.2 for costs, disbursements or expenses of any Indemnified Party in connection with investigating, preparing to defend or defending any Action shall be made by periodic payments by the Indemnifying Parties to each Indemnified Party during the course of the investigation or defense, as and when bills are received or costs, disbursements or expenses are incurred.

13.5              Right of Set Off.  In the event that Purchaser is entitled to any indemnification pursuant to this Article XIII, Purchaser shall be entitled to set off any amounts owed to applicable Indemnified Parties pursuant to Section 13.2 and/or otherwise pursuant to this Agreement against the amount of such indemnification.  Any such set-off will be treated as an adjustment to the consideration given in exchange for the Target Securities.

13.6              Payment of Indemnification.  In the event that Purchaser is entitled to any indemnification pursuant to this Article XIII and Purchaser is unable to set off such indemnification pursuant to Section 13.5, Company, the Target and Manager shall jointly and severally pay the amount of the indemnification (subject to the limitation set forth in Section 13.1).  Company shall, at the option of Purchaser, pay any indemnification payment due under Section 13.1 in cash, the transfer and assignment of a number of Payment Securities then owned by them, or a combination thereof; provided that (x) any Payment Securities transferred pursuant to this sentence shall be deemed to have the same value per share of the Payment Securities as at their time of issuance, and (y) each Target Stockholder, upon transferring such Payment Securities, shall represent and warrant in writing to the Purchaser Indemnitee(s) that all such Payment Securities are free and clear of all Liens.  Any payments by any Target Company, the Company or the Manager to a Purchaser Indemnitee will be treated as an adjustment to the Payment Securities.

13.7              Insurance.  Any indemnification payments hereunder shall take into account any insurance proceeds or other third party reimbursement actually received.

13.8              Survival of Indemnification Rights.  Except for the representations and warranties in Section 4.1 (Corporate Existence and Power), 4.2 (Authorization), 4.3. (Governmental Authorization), 4.5 (Capitalization), 4.6 (Organizational Documents), 4.7 (Corporate Records), 4.10 (Subsidiaries), 4.15 (Properties; Title to the Company and its Subsidiaries’ Assets), 4.20 (Compliance with Laws), 4.26 (Employment Matters), 4.28 (Benefit Plans), 4.31 (Tax Matters), 4.33 (Finder’s Fees), Section 8.1 (Corporate Existence and Power), Section 8.2 (Corporate Authorization), Section 8.3 (Governmental Authorization) and Section 8.5 (Finders’ Fees) which shall survive until ninety (90) days after the expiration of the statute of limitations with respect thereto (including any extensions and waivers thereof), the representations and warranties of the Company, the Target and the Purchaser shall survive until the one (1) year anniversary of the Closing.  The indemnification to which any Indemnified Party is entitled from the Indemnifying Parties pursuant to Section 13.1 or 13.2 for Losses shall be effective so long as it is asserted prior to: (x) ninety (90) days after the expiration of the applicable statute of limitations (including all extensions and waivers thereof), in the case of the representations and warranties referred to in the first sentence of this Section 13.8 and the breach or the alleged breach of any covenant or agreement of any Indemnifying Party; and (y) the one (1) year anniversary of the Closing, in the case of all other representations and warranties of the Company, the Target Companies, the Manager and the Purchaser hereunder.  The obligations of the Target (but not of the Company and the Manager) in Articles VI and VII shall terminate upon the Closing.

ARTICLE XIV
DISPUTE RESOLUTION

14.1              Arbitration.

(a)           The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”).  Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b)           If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side.  The Arbitrator shall be selected within thirty (30) days of such written request.

(c)           The laws of the State of New York shall apply to any arbitration hereunder.  In any arbitration hereunder, this Agreement and any agreement contemplated hereby shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision.  The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected.  The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d)           The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(e)           On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 14.1(c).

(f)           The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g)           The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief as provided in Section 13.3, as applicable (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision.  The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h)           Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction.  The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the Arbitration.  The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder.  None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i)           The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement or any agreement contemplated hereby, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j)           This arbitration section shall survive the termination of this Agreement and any agreement contemplated hereby.

14.2              Waiver of Jury Trial; Exemplary Damages.

(a)           THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE.  NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.

(b)           Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel.  Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XV
TERMINATION

15.1              Termination at Outside Closing Date; Expenses.  In the event that the Closing of the transactions contemplated hereunder has not occurred by November 26, 2013 (the “Outside Closing Date”) and no material breach of this Agreement by Purchaser, on one hand, or the Target, the Company or the Manager, on the other hand, seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), Purchaser, the Company or Target shall have the right, at its sole option, to terminate this Agreement without liability to the other side.  Such right may be exercised by Purchaser, the Company or Target, as the case may be, giving written notice to the other at any time after the Outside Closing Date, provided that the Outside Closing Date may be extended by mutual written consent of the parties.  In the event this Agreement is terminated pursuant to this Section 15.1, each party shall bear its own expenses incurred in connection with this Agreement.

15.2              Termination by Purchaser.  Purchaser may terminate this Agreement by giving notice to the Company on or prior to the Closing Date, without prejudice to any rights or obligations Purchaser may have, if (i) the Company or any Target Company shall have materially breached any representation or warranty or breached any agreement or covenant contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and fifteen (15) days following receipt by the Company of a notice describing in reasonable detail the nature of such breach, or (ii) the further diligence performed on the Target Companies and the additional or updated disclosure schedules provided following the Signing Date disclose material information that was not available prior to the Signing Date that would have had an adverse effect on the Parent’s and the Purchaser’s analyses of the Transactions, or (iii) the Company, the Manager or the Target Companies fail to provide material information required for accurate disclosure in the Tender Offer documents or the Registration Statement.

15.3              Termination by Target or the Company.  The Target or the Company may terminate this Agreement by giving notice to Purchaser, without prejudice to any rights or obligations the Company or the Target may have, if Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing Date and such breach shall not be cured by the earlier of the Outside Closing Date and fifteen (15) days following receipt by Purchaser of a notice describing in reasonable detail the nature of such breach.

15.4              Survival.  The provisions of Section 13.3, as well as this Article XV, shall survive any termination hereof pursuant to Article XV.

ARTICLE XVI
MISCELLANEOUS

16.1              Notices.  Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested.  Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to Purchaser or the Company (following the Closing), to:

BGS Acquisition Corp.
20 West 55th Street, 2nd Floor
New York, NY  10009
Attention:  Cesar Baez
Telecopy:  No Telecopy Available

with a copy to (which shall not constitute notice):

Duane Morris LLP
30 S. 17th Street
Philadelphia, PA 19103
Attention:  Darrick Mix
Telecopy:  215-409-2906

if to the Company or Manager (prior to the Closing):

Black Diamond Financial Group, LLC
1610 Wynkoop Street, STE 400
Denver, CO 80202
Attention:  Patrick Imeson
Telecopy:  303-957-5536

with a copy to (which shall not constitute notice):

Messner Reeves LLP
1430 Wynkoop Street, Suite 300
Denver, CO 80202
Attention:  Steven N. Levine
Telecopy:  303-623-0552

if to the Target (prior to the Closing):

Transnetyx, Inc.
8110 Cordova Rd.
Suite 119
Cordova, TN 38016
Attention: Eric Altman
Telecopy:  901-507-0480

with a copy to (which shall not constitute notice):

Butler, Snow, O'Mara, Stevens & Cannada, PLLC
6075 Poplar Avenue
Suite 500
Memphis, TN 38119
Attention:  Al Bright, Jr.
Telecopy:  901-680-7201

16.2              Amendments; No Waivers; Remedies.

(a)           This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct.  No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b)           Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition.  No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement.  No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c)           Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d)           Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

16.3              Arm’s Length Bargaining; No Presumption Against Drafter.  This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement.  This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists.  No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

16.4              Publicity.  Except as required by law, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto.

16.5              Expenses.  Except as otherwise expressly set forth herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.  In the event of the Closing, the Transaction Expenses of the parties shall be paid out of the Available Cash Minimum.

16.6              No Assignment or Delegation.  No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party.  Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

16.7              Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

16.8              Counterparts; facsimile signatures.  This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement.  This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

16.9              Entire Agreement.  This Agreement together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.  No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage.  Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.  No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

16.10            Set Off.  Purchaser shall have the right to set off against any amounts payable by Purchaser under this Agreement any amounts owed to Purchaser or any other Purchaser Indemnitee.

16.11           Severability.  A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof.  The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

16.12            Construction of Certain Terms and References; Captions.  In this Agreement:

(a)           References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b)           The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c)           Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company.

(d)           Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time.  Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e)           If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice.  If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f)           Captions are not a part of this Agreement, but are included for convenience, only.

(g)           For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Representing Parties” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Company, the Manager and the Key Personnel.

16.13            Further Assurances.  Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

16.14            Third Party Beneficiaries.  Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

16.15            Waiver. Reference is made to the final prospectus of the Parent, dated March 20, 2012 (the “Prospectus”).  The Target, the Company and the Manager have read the Prospectus and understand that the Parent has established the Trust Account for the benefit of the public stockholders of the Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement.  For and in consideration of the Parent agreeing to enter into this Agreement with the Target, the Company and the Manager each hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not, and each will cause its Affiliates not to, seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

[The remainder of this page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PARENT:

BGS ACQUISITION CORP.
a British Virgin Islands company

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: CEO

PURCHASER:

BGS ACQUISITION SUBSIDIARY, INC.
a Delaware corporation

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: CEO

MERGER SUB:

BGS MERGER SUBSIDIARY, INC.
a Delaware corporation

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: CEO

TARGET:

TRANSNETYX HOLDING CORP.
a Delaware corporation

By:	/s/ Robert J. Bean
Name: Robert J. Bean
Title: President

COMPANY:

BLACK DIAMOND HOLDINGS LLC
a Colorado limited liability company,

By:	/s/ Patrick Imeson
Name: Patrick Imeson
Title: Manager

MANAGER:

BLACK DIAMOND FINANCIAL GROUP, LLC
a Delaware limited liability company

By:	/s/ Patrick Imeson
Name: Patrick Imeson
Title: Manager

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